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JSAT Corporation

Annual Report 2002

Year Ended March 31, 2002

EXPANDING HORIZONS

Profile

JSAT Corporation is one of the Asia-Pacific region's largest satellite communications providers, currently operating a fleet of eight satellites positioned in seven geostationary orbits. Since its founding in 1985, JSAT has maintained steady growth by providing a wide range of services that exploit satellites' strengths in both communications and broadcasting. These services include Japan's first digital direct-to-home (DTH) service, SKY PerfecTV!; corporate communications services; and international transmission services.

Under the corporate slogan, "JSAT, Expanding Horizons," JSAT is dedicated to becoming one of the world's leading satellite companies. By pushing back the boundaries of the traditional satellite business model, JSAT is developing and expanding new satellite-based businesses and extending its geographic reach.

JSAT
Expanding Horizons

Contents

Forward-Looking Statements

This report contains forward-looking statements that are based on JSAT's own projections and estimates. The markets where JSAT is active are extremely volatile, subject to rapid shifts in technology, customer demands, prices, changes in economic conditions, potential satellite failures and many other variables. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representations that such objectives will be fulfilled.

Consolidated Financial Highlights

	Millions of Yen, Except Per Share Amounts			Percentage Change	Thousands of U.S. Dollars, Except Per Share Amounts
	2000	2001	2002	2002/2001	2002
For the year					
Revenues:	¥ 26,986	¥ 38,160	¥ 40,783	+6.9%	$ 306,638
Telecommunications business services	10,182	11,777	12,976	+10.2	97,567
Satellite broadcasting services	14,152	16,900	18,000	+6.5	135,338
Telecommunications carrier services	2,579	8,923	8,732	-2.1	65,656
Other	73	560	1,074	+91.7	8,077
Operating income	7,691	11,171	11,325	+1.4	85,150
Income before income taxes and minority interests	5,675	9,695	9,994	+3.1	75,145
Net income	2,697	5,125	5,609	+9.4	42,172
Net cash provided by operating activities	15,678	22,728	19,930	-12.3	149,850
Capital expenditures	36,580	15,622	12,369	-20.8	93,001
EBITDA	17,977	27,024	27,963	+3.5	210,248
Depreciation and amortization	10,167	15,420	16,476	+6.8	123,877
EBITDA margin (%)	66.6%	70.8%	68.6%	-2.2	
Return on equity (ROE) (%)	—	6.8%	5.8%	-1.0	
Per share data:					
Earnings per share—basic	¥9,793.66	¥13,936.64	¥14,638.58	+5.0%	$ 110.06
—diluted	9,793.66	13,935.31	14,638.58	+5.0	110.06
At year-end					
Total shareholders' equity	¥ 55,012	¥ 95,884	¥ 96,907	+1.1%	$ 728,622
Total assets	140,100	169,640	163,432	-3.7	1,228,813
Number of employees	157	174	251		

Notes: 1. U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥133=U.S.$1, the approximate rate of exchange on March 31, 2002.
2. EBITDA (Earnings before Interest, Tax, Depreciation and Amortization) represents the total of net income, interest, tax, depreciation and amortization.
3. The EBITDA margin is the ratio of EBITDA to revenues.
4. The ROE at March 31, 2000, is not shown in the above table as it was before the Company's initial public offering on August 4, 2000.
5. The number of employees includes staff seconded to other companies, but is exclusive of part-time staff. The number comprises 199 JSAT employees and 52 Satellite Network, Inc. (SNET), employees at March 31, 2002.

Change in Revenue Composition
(Millions of yen)


50,000
40,000
30,000
20,000
10,000
0
26,986
38,160
40,783
00/3
01/3
02/3

Revenue Composition
(Year ended March 31, 2002)


3%
21%
32%
Telecommunications business services
Satellite broadcasting services
Telecommunications carrier services
Other

Behind the scenes, satellite communications continue to change our lifestyles and the way we do business, bringing us an ever wider range of services and content—DTH service SKY PerfecTV!, live broadcasts of news, sports, music and other events, distance learning programs, corporate satellite communication systems and international services.

As technology and the competitive environment rapidly evolve, JSAT's efforts must be focused on a central theme: "How can satellite communications contribute to more comfortable and enriching lives in the 21st century?"

Through our Medium-Term Management Plan based on our corporate slogan, "JSAT, Expanding Horizons," we are taking up the challenge of new possibilities in satellite communications to move beyond our traditional business sphere. The Plan consists of three broad strategies—promoting value-added businesses, delivering total solutions and developing a global reach.


Reaching more
adding greate
enhancing

Promoting Value-Added Businesses

By promoting satellite broadcasting services—including SKY PerfecTV! and new broadcasting services using JCSAT-110—and digital content delivery services for CATV operators, we are pursuing added value for our satellite fleet.

Delivering Total Solutions

More than simply providing transponder capacity, JSAT is seeking to deliver total solutions, including new satellite applications to meet evolving market needs and "last mile" access services for broadband content distribution.

Developing a Global Reach

By building a worldwide satellite communications network and enlarging our satellite fleet, we will bolster our international competitiveness.



people, value and lifestyles





Promoting Value-Added Businesses

Movies, sports, music, dramas and even lifestyle-related programs—the ability to deliver such a wide and diverse array of programs on SKY PerfecTV! and other digital satellite broadcasting platforms is a unique strength of JSAT.

JCSAT-110

SKY PerfecTV! and Other Content Businesses

At present, JSAT provides transponder capacity on two satellites to about 110 licensed broadcasters for satellite broadcasting services using the SKY PerfecTV! platform. Revenues from these satellite broadcasting services account for approximately 44% of JSAT's total revenues. As of the end of June 2002, approximately 280 channels are transmitted to 3.2 million subscribers in Japan over the SKY PerfecTV! platform, encompassing an enormous variety of programs. JSAT has further strengthened its relationship with SKY PerfecTV! operator SKY Perfect Communications Inc. through an increased equity stake, which was purchased in July 2001. As the convergence of telecommunications and broadcasting continues apace, this move will enable JSAT to develop its satellite broadcasting services not only through its existing business but also through the addition of new revenue streams. With the aim of deepening its involvement in content-related businesses, JSAT has also acquired shareholdings in several licensed broadcasters that use JSAT's satellites, including Pay Per View Japan, Inc. (PPVJ). Currently, PPVJ offers 24 channels of pay-per-view programming via the SKY PerfecTV! platform. JSAT is also considering the future potential of supplying content through other platforms, including CATV.

Commencement of JCSAT-110 Services

In May 2002, JSAT commenced a new broadcasting service using JCSAT-110. JSAT provides this new broadcasting service to licensed broadcasters on the SKY PerfecTV! 2 platform. This satellite, which was launched into the 110 degree East orbital slot in October 2000, the same slot as an existing direct broadcast satellite (DBS), enables

 viewers to enjoy broadcasts from both satellites via a single antenna and set top box (STB) as well as the convenience of interactive services and other advanced features. The launch of Japanese digital DBS services in December 2000 began the shift among subscribers from analog to digital equipment. As an estimated 12 million households currently receive analog satellite broadcasts, there is expected to be a steady increase in the number of digital DBS viewing households over the medium-to-long term. In addition, households enjoying digital DBS services represent a potentially large, latent market for the JCSAT-110's broadcasting service in the future.

As JSAT bolsters both the size and quality of its satellite fleet, strategic planning is focused on maximizing the profitability of each satellite. One such strategy is the introduction of a variable-type tariff. For JCSAT-110, the variable-type tariff means that, in addition to a basic minimum fee for the use of satellite and uplink services, broadcasters also pay a "total subscriber-linked fee," which rises as the number of subscribers increases. This system makes it easier for licensed broadcasters to participate in the satellite broadcasting market, while giving subscribers the opportunity to view a larger variety of programs.

Content Distribution for CATV Operators

As the digitization of broadcasting gathers speed, CATV operators are also gearing up for the move to digital formats. However, for many CATV operators, the conversion to digital technology represents a major hurdle, since the digitization of

SKY PerfecTV!
Japan's first digital, multi-channel DTH service, using JSAT's communications satellites. Operated by SKY Perfect Communications.

Pay Per View Japan
A licensed broadcaster providing pay-per-view programming on the SKY PerfecTV! platform. PPVJ is a 20%-owned affiliate of JSAT and is accounted for under the equity method.

JCSAT-110
A communications satellite that was placed in the same 110 degree East orbital slot as an existing Japanese broadcasting satellite in October 2000. It will carry interactive programming and other advanced digital DTH services.



"To get the new service up and running, I took the initiative by getting the operational rules established and conducting system tests. I felt a real sense of achievement when we successfully started transmissions."

—Tadakatsu Sakai,

Assistant Manager, Sales & Marketing Section 2, Broadcasting and Multimedia Marketing Division

Promoting Value-Added Businesses

"The great thing about JSAT is having the opportunity to work with so many different kinds of companies and helping their businesses grow—the satellite fleet is our trump card."

—Yuka Nojima,

JSAT employee working at SKY Perfect Communications, Broadcasting and Multimedia Marketing Division

SKY PerfecTV! Subscribers


(Thousands of Subscribers)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
96/10 97/3
98/3
99/3
00/3
01/3
02/3 02/6


(Millions of yen per year)
(In the case all channels commence their services at the earliest period)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Fee linked to total number of subscribers
Step-up minimum fee
500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 4,500 5,000 5,500 6,000
(Thousands of subscribers to JCSAT-110 services)

Notes: 1. Only step-up minimum fees are charged until the end of fiscal 2003.
2. Fee linked to total number of subscribers is capped at five million subscribers.

transmission systems and the shift to broadband require enormous investments in new equipment. JSAT is currently evaluating the opportunities in digital content distribution using transmodulation technology that connects satellites and CATV networks, which will allow CATV operators throughout Japan to switch to the new technology with much smaller outlays.

In January 2002, the Japan Cable Television Association and Japan Cable Laboratories announced proposed technology standards for Japan's digital CATV industry. Following this announcement, a new STB for use with this digital CATV system is planned to be rolled out in 2003. JSAT intends to take a leading role in bringing the advantages of satellite technology to the fledgling digital CATV market. To this end, we are pursuing the early launch of content distribution for CATV operators through continuing feasibility studies.

Recent Chronology

July 2001	Acquisition of additional shares in SKY Perfect Communications
January 2002	Law Concerning Broadcast on Telecommunications Services came into effect
May 2002	Commencement of a new broadcasting service using JCSAT-110

Industry Deregulation

In January 2002, the Law Concerning Broadcast on Telecommunications Services took effect under the jurisdiction of the Ministry of Public Management, Home Affairs, Posts and Telecommunications (MPHPT). Through this law, which allows broadcast services via telecommunications networks, the license application procedure for digital communications satellite broadcast services has been simplified, while limitations on the number of transponders used on communications satellites for digital broadcasts have also been relaxed. In addition, it is easier for foreign firms to enter the broadcasting business through the abolition of foreign capital restrictions. These and a range of other measures have been implemented under the new law to create a more liberal environment for service providers. JSAT is looking forward to expanding the number of transponders available for digital broadcasts on its 124/128 degree East orbital slot communications satellites.

While waiting for your restaurant meal to arrive, enjoy interactive games—right there at your table—delivered via satellite communications. Satellite technology is becoming an integral part of our everyday lives in ways we could not have dreamed about just a few years ago.

Delivering Total Solutions



映画
ミュージック
スポーツ
さわる ひろがるプラスe
ボタンに
タッチして、
お好みの番組を
探してね！
占い
ゲーム
キッズ
バラエティ
新着

Diversification of Satellite Solutions

In the days of analog transmission, the high cost of a single transponder meant satellite communications were available to only a limited market. But the advent of digital technologies—including bandwidth sharing and the development of data multiplexing—has radically lowered the entry threshold for potential users. Much lower costs mean satellites can now be readily used in many familiar situations. This is especially the case in one-to-many multicasting applications, where building a satellite-based network can yield superior cost performance compared with terrestrial networks. For this reason, satellites are employed in a variety of fields and applications, including business-to-business (B2B) networks, remote used car auctions and distance learning programs. At JSAT we are committed to providing total solutions—encompassing terminals and even complete transmission systems—to meet changing market needs, rather than just providing transponder capacity in single units.

One example is the spread of satellite-based information terminals at convenience stores and restaurant chains in Japan, which are used for content distribution.

At restaurant chains throughout Japan, "Plus-e" tabletop terminals are now a familiar sight. This system, which was developed and promoted by JCM Inc., allows diners to enjoy interactive games, video clips and other entertainment information while waiting for their meals. It also makes use of satellite-based content distribution to cache servers installed at each outlet. A local area network (LAN) within the restaurant then feeds the data to liquid crystal display (LCD) touch screen terminals set up on each table.


SNET

A satellite news gathering vehicle

The major restaurant companies in Japan are already in the process of rolling out the terminals across their entire chains.

Another completely new innovation is advertising windows for convenience store chains. This system involves a special film being stuck onto the inside of convenience store front windows, which becomes a screen for showing advertisements and other information using audio and video data delivered via satellite. It fully exploits the advantages of satellite technology for multicasting high volumes of data over a wide geographical area.

Strengthening Ties to Type II Telecommunications Carriers

From live broadcasts of concerts and sporting events to the transmission of images to mountainous and remote regions that cannot be reached by terrestrial broadcast signals, satellite technology boasts the flexibility of being able to transmit from any location, as long as you have portable transmission equipment. In August 2001, JSAT purchased 67% of the shares of SNET, a Type II telecommunications carrier and Japan's largest provider of satellite uplink services for broadcasting and communications. Through this capital stake, SNET became a consolidated subsidiary of JSAT. In addition to providing uplink services for licensed broadcasters using the SKY PerfecTV! platform,

Type II Telecommunications Carrier
A reseller and provider of telecommunications services utilizing circuits and other infrastructure owned by Type I telecommunications carriers, including JSAT

SNET satellite earth station


SNET



Delivering Total Solutions

"Customers have high expectations of JSAT and demand much more than just satellite transponder capacity. It is especially pleasing when that gives us the chance to introduce new applications and services."

—**Atsumi Yoshizawa,**

Sales & Marketing Section 1, Telecommunications System Marketing Division 2

"In the satellite communications business, it is crucial that we offer services designed from a customer perspective as well as a strong lineup of value-added services that goes beyond basic infrastructure."

—**Koji Aoki,**

Assistant Manager, Sales & Marketing Section 2, Telecommunications System Marketing Division 2

SNET has a strong track record in providing a range of satellite-related services and equipment used for in-company networks and live broadcasts. SNET operates satellite earth stations, satellite news gathering (SNG) vehicles equipped with transmission antennas and provides services for users of very small aperture terminals (VSATs). Through the capital tie-up with SNET, JSAT has created a one-stop shop for satellite solutions encompassing its transponders and SNET's earth equipment, meeting an even more diverse array of market needs. Another JSAT affiliate and Type II telecommunications carrier, NTT Satellite Communications Inc. (NTTSC), is also expanding its offerings, centered on satellite-based corporate intranet services and Internet Protocol (IP) data transmission services.

Research and Development

In August 2001, JSAT successfully built a VSAT system using a 45cm ultracompact parabolic antenna, and subsequently received Technical Regulation Conformity Certification. While providing a two-way broadband link for transmitting audio, images and data, the VSAT system does not use any terrestrial communications circuits. This unique feature makes VSAT an ideal alternative communications method and reliable backup for telecommunications backbones during civil emergencies.

In autumn 2001, as a strategy to help bridge the "digital divide"—one of the major policies within the Japanese government's "e-Japan" initiative—a joint research and development project was launched with the aim of bringing high-speed Internet infrastructure to the country's remote islands and mountainous regions. As a solution to the so-called "last mile" barrier in areas difficult to serve with terrestrial networks, JSAT is advocating the adoption of VSAT systems. Separately, in November 2001, JSAT, Sumitomo Electric Industries, Ltd., and Sumitomo Corporation announced the joint development of a new antenna capable of receiving data transmissions from all JSAT satellites. Employing a hemispherical Luneberg lens, the new antenna offers two distinct advantages. First, users can simultaneously receive existing broadcasting services, including SKY PerfecTV! and from 110 degree East orbital slot communication satellites, using a single antenna. And second, it is expected to promote the development of new applications by linking the broadcast and communication services of multiple satellites. We are currently working with our project partners to commercialize this product.



A 45cm ultracompact parabolic antenna for a VSAT system


JSAT

A Luneberg lens antenna

Recent Chronology

August 2001	Acquired 67% of the outstanding shares of SNET
	Received Technical Regulation Conformity Certification for a 45cm ultracompact parabolic antenna VSAT system
November 2001	Announced the joint development of a Luneberg lens antenna

NTT Satellite Communications
A Type II telecommunications carrier established in 1998 as a joint venture between the NTT Group and JSAT. Provides the Mega Wave Pro satellite intranet service for corporations as well as other services.

Internet Protocol (IP)
A data addressing scheme that lies at the foundation of the Internet allowing computers to communicate with each other

"Last Mile"
This term refers to the portion of cable that connects a user's home or office to the nearest local telephone exchange or Internet service provider (ISP). Named from the point of view of the Web server.



Developing a Global Reach

The flow of information is borderless. By expanding its business domain from Japan and the rest of Asia to North America, JSAT is promoting global communications.

Strategic Alliances with Overseas Satellite Operators

The most significant international trends in the satellite communications business are the advance of digital technology, the switch to broadband services and globalization. JSAT is promoting the globalization of its operations through two key strategies—alliances with overseas satellite operators and an expansion of the JSAT fleet. Fleet expansion includes both investment in new satellites and the securing of additional frequency bands.

In July 2001, JSAT established JSAT International Inc. (JII), a wholly owned subsidiary which is registered in Delaware, the United States. Subsequently, JII and PanAmSat Corporation, the United States' largest satellite communications carrier, set up a 50:50 joint venture in the United States, Horizons Satellite LLC. JSAT and PanAmSat also agreed to jointly purchase, through Horizons Satellite, a Boeing 601HP satellite. This new satellite is planned to be launched into the 127 degree West orbital slot in December 2002 or shortly thereafter, making JSAT the first Asian satellite operator to own an interest in a satellite covering North America. The positioning of Horizons-1 at 127 degrees West will enable it to cover an expansive area stretching from the U.S. East Coast to Hawaii, where JSAT operates a turn-around station. Up to now JSAT has needed to rely on other operators' satellites and submarine cables for transmissions between Hawaii and North America, but with Horizons-1 soon to fulfill this role by linking to JCSAT-2A via a relay in Hawaii—Horizons-1 and JCSAT-2A together cover the area from the United States to Asia and Oceania—JSAT will gain a seamless transmission route. Through these strategies, JSAT is developing a smooth, user-friendly international service focused on video transmission and corporate communications. We will also be strongly positioned to feed the wide variety of sports, movies and other high-quality content available in North America to markets in Asia.

In January 2002, JII opened an office in Los Angeles, California, mainly to undertake North American sales activities related to the Horizons

Horizons-1



C-band
The name given to the radio frequency band between 3.4GHz and 7.075GHz.

Ku-band
The name given to the radio frequency band between 10.6GHz and 15.7GHz.

Structure of the Horizons Satellite Business



JSAT
PanAmSat
100% investment
JSAT International
50% investment
Transponder lease
50% investment
Transponder lease
Horizons Satellite
50:50 joint venture

Horizons-1 Data

Satellite bus	Boeing 601HP
Frequency band	Ku-band
Number of transponders	24 x Ku-band
Coverage	North America and Hawaii
Launch services contractor	Sea Launch LLC (planned)
Launch date	December 2002 or shortly thereafter

Developing a Global Reach



"As customer needs and business practices vary from country to country, our services for overseas users are meticulously planned."

—Yasmin Hoh,

International Project Section, International Project Business Division

"As well as being a part of such a dynamic industry, at JSAT we are given a lot of individual responsibility and autonomy. It is an extremely motivating place to work."

—Kazuo Kubota,

Manager, Business Development Division

Recent Chronology

July 2001	Agreement with PanAmSat to develop joint satellite business
March 2002	Launch of JCSAT-2A
December 2002 or shortly thereafter	Planned launch of Horizons-1, a satellite jointly owned with PanAmSat

Satellite business. In the United States, satellites are playing a significant role as distributors of video, audio and data, the result of a natural fit between the vast North American landmass and the wide geographic coverage provided by satellites. JII is vigorously promoting JSAT's services in the North American market through sales and marketing activities targeting video transmission services for CATV networks, B2B VSAT networks and other services. From Japan to the rest of Asia, and now North America, JSAT is fully committed to further expanding its global reach.

Launch of JCSAT-2A

JCSAT-2A was launched in March 2002 aboard an Ariane 44L launch vehicle. As the successor to JCSAT-2, JCSAT-2A will operate in a geostationary orbit at 154 degrees East, mainly serving the domestic market for corporate communications services and video image transmissions. When replacing existing satellites that have reached the end of their operational lives, we consider such issues as higher transponder output power, the addition of advanced functions and the option of hybrid transmission bands. This is in keeping with our core strategy of fleet expansion—both through new satellites and additional spectrum. By increasing coverage areas and transponder capacity available for sale, we are aiming to bolster the average revenue potential of each satellite.

JCSAT-2A is equipped with 16 Ku-band (57MHz) transponders catering to the Japanese market and 16 transponders in the C-band, which is widely used for international services. The C-band transponders, which were not included on JCSAT-2, give the satellite a much broader coverage area, spanning Japan, the rest of Asia, Australia and Hawaii. This coverage will position JSAT to effectively meet demands in the Asia-Pacific basin for Internet backbone networks and video transmission to CATV stations.



Launch of JCSAT-2A in French Guiana

Internet Backbone Networks
Networks that connect Internet servers to the rest of the Internet. Growth in the number of Internet users and a rapid increase in the flow of audio and video data is fueling demand for high-capacity backbone services.

JCSAT-2A Data

Frequency	Ku-band	C-band
Amplifier output	120W	34W
Bandwidth and number of transponders	57MHz x 16	36MHz x 11 54MHz x 5
Coverage	Japan	Asia, Australia, Hawaii


Ku-band
C-band

In fiscal 2001, ended March 31, 2002, despite the harsh economic environment, JSAT posted increased revenues. This growth enabled us to achieve, for the most part, our planned operating targets and is primarily due to the trust placed in us by our satellite service customers and the loyal support of our shareholders and other stakeholders. At the same time, we are proud that the sustained efforts of all our directors and employees accomplished these good results.



Tetsuo Morimoto
Chairman

Takuya Yoshida
Chief Executive Officer

Operating Results for Fiscal 2001

Consolidated revenues for fiscal 2001 increased 6.9%, to ¥40,783 million. This mainly reflected steady growth in our satellite broadcasting services and our international services. Our newly acquired majority stake in SNET was also a contributing factor. Operating income rose 1.4%, to ¥11,325 million, and net income climbed 9.4%, to ¥5,609 million. Shareholder approval was received at the General Meeting of Shareholders, which was held on June 26, 2002, for the payment of an annual cash dividend of ¥5,000 per share for the year.

Satellite Industry Developments

Currently, the satellite communications and broadcasting industries are faced with three dominant trends—globalization, digitization and the advent of broadband services. At the same time, strategic alliances are increasing and the pace of industry consolidation on a worldwide scale is accelerating.

In July 2001, JSAT and PanAmSat, the United States' largest satellite service provider, established Horizons Satellite as a 50:50 joint venture. In December 2002, or shortly thereafter, we plan to launch a jointly owned satellite, Horizons-1, into the 127 degree West orbital slot. Through this strategic partnership, we plan to compete in the North American satellite communications market, as well as target the international communications market linking Japan, the rest of Asia and North America. JSAT will also become the first Asian satellite operator to own an interest in a satellite covering North America.

The advance of digital technology is substantially reducing traditionally high user costs in the satellite communications industry. Such innovations as bandwidth sharing and data multiplexing mean satellites are now used in many commonplace situations. In addition to such conventional applications as B2B data networks, distance learning programs and video transmission, we are now seeing the emergence of a versatile range of new applications, as typified by multimedia content distribution to restaurant chains across Japan.

In all areas of the broadcasting industry—DBS services, DTH services, CATV and terrestrial broadcasting networks—the switch to digital technology is gathering momentum worldwide. In addition to our existing satellite broadcasting services that use JCSAT-3 and JCSAT-4A, in May 2002 JSAT commenced a new broadcasting service using JCSAT-110, which has been placed in the 110 degree East orbital slot. JSAT is also currently evaluating the opportunities in satellite-based digital content distribution to CATV operators. By harnessing the potential of JSAT's infrastructure, CATV networks may be able to substantially reduce the costs involved in the changeover to digital technology.

In terrestrial communications networks, the broadband era is accelerating the spread of new services based on such high-speed, high-volume technologies as fiber optics and digital subscriber lines (DSL). However, the large investments required to build such infrastructure represent a major hurdle. Satellites can play an important role in overcoming such problems through VSAT systems and other technologies, which offer less costly solutions to bridging the "digital divide" in regions poorly served by terrestrial infrastructure. JSAT can also provide solutions that integrate existing terrestrial networks with satellite-based technology. In 2001, we were involved in a range of projects aimed at exploiting the infrastructural potential of satellite communications. These included JSAT's successful development of a VSAT system that uses a 45cm ultracompact parabolic antenna and participation in government-sponsored testing of potential "digital divide" solutions.

By predicting future industry trends and seizing new business opportunities as they arise, JSAT will continue searching for ways to extend its business domain.

Implementation of the Medium-Term Management Plan

In May 2001, we announced our Medium-Term Management Plan based on our new corporate slogan, "JSAT, Expanding Horizons." The Plan runs from the fiscal year ended March 31, 2002, to the fiscal year ending March 31, 2004. Below are some of the highlights of the Plan's first year of implementation:

- Purchase of additional shares in SKY Perfect Communications
- Establishment of a satellite joint venture with PanAmSat
- Acquisition of a 67% stake in SNET, which became a subsidiary
- Successful launch of JCSAT-2A

In addition to these milestones, we are currently pursuing the following projects:

- Expansion of the new broadcasting service using JCSAT-110
- Sales and marketing activities for the Horizons Satellite business in cooperation with PanAmSat
- Planning for the rollout of digital content distribution to CATV operators

Outlook for Fiscal 2002

In fiscal 2002, ending March 31, 2003, we expect the following factors to contribute to revenues:

- SNET's first full year of consolidation
- In telecommunications business services, higher revenues from international services that use JCSAT-2A
- A revenue increase in satellite broadcasting services due to the commencement of the broadcasting service using JCSAT-110
- Acquisition of additional interests in N-STARa and N-STARb from NTT East Corporation and NTT West Corporation

In line with the above factors, we project that total revenues for fiscal 2002 will be ¥43,700 million, up 7.2% from fiscal 2001. We expect operating expenses to increase, principally due to a rise in costs related to the service commencement of JCSAT-110. However, as a result of an expected decrease in other expenses including interest expenses, we forecast that net income will be ¥6,000 million, up 7.0% from fiscal 2001.

New Corporate Governance Structure

JSAT's three core management principles are maximizing corporate value, customer satisfaction and shareholder satisfaction. In line with these principles, the General Meeting of Shareholders, held on June 26, 2002, approved the following new system of corporate governance:

1. The Board of Directors appoints and delegates authority to the Chief Executive Officer (CEO), Chief Operating Officer (COO) and Chief Administrative Officer (CAO) as the Company's three Representative Directors. The Board of Directors functions as the basic authoritative and decision-making body for management, chaired by the CEO.
2. A Management Committee, chaired by the COO, has been newly established to carry out the management functions delegated to it by the Board of Directors.
3. The standard term of office for board members has been changed from two years to one year, and the mission and responsibilities of each member of senior management have been clearly defined. Takuya Yoshida (previously President and CEO) has been appointed CEO, Yoshihiro Imai (previously Executive Vice President) has been appointed COO and Yoshio Miwa (previously Executive Vice President) has been appointed CAO.



Yoshihiro Imai
Chief Operating Officer

Yoshio Miwa
Chief Administrative Officer

Tetsuo Morimoto
Chairman

Takuya Yoshida
Chief Executive Officer

As information technology (IT) becomes further entrenched in our everyday lives and information flows become more globalized, we believe the potential for satellite communications will continue to expand. Under its new management structure, JSAT will devote its utmost efforts to the successful implementation of its Medium-Term Management Plan. We look forward to your continued support in these endeavors.

July 2002



Tetsuo Morimoto
Chairman



Takuya Yoshida
Chief Executive Officer



A year has now passed since the formulation of your current Medium-Term Management Plan. Please discuss the progress of the Plan's implementation and your personal assessment of JSAT's performance.

Yoshida: Under our corporate slogan, "JSAT, Expanding Horizons," we are not just selling transponder capacity, the traditional satellite business model, but also using our satellites as the core of new and expanded services. This is being carried out based on the Medium-Term Management Plan that will run for three years to March 2004. For fiscal 2001, we met nearly all of our operating targets set under the plan, achieving both increased revenues and higher net income. We have brought to fruition an array of projects that focus on the future under the motto, "forge a solid foundation and pave the way to the future."

Looking at each of our main strategies separately, to promote value-added businesses we view the convergence of telecommunications and broadcasting as a key strategic opportunity. For this reason, we strove to fortify our relationship with SKY Perfect Communications, both from an operational perspective and through an increased equity stake. We also commenced a new broadcasting service using JCSAT-110 in May 2002 and expect this to contribute to results for the current fiscal year.

To deliver total solutions, in August 2001 we acquired a majority stake in SNET, a Type II telecommunications carrier and Japan's largest provider of satellite uplink services for broadcasting and communications. We also took part in joint testing of potential solutions to the "digital divide" problem for remote islands and mountainous regions, sponsored by related government agencies.

To develop a global reach and expand our infrastructure, in 2001 we formed an agreement with PanAmSat to develop a joint satellite business in North America. The joint venture plans to launch a new satellite, Horizons-1, into the 127 degree West geostationary orbital slot in December 2002 or shortly thereafter. In March 2002, we launched JCSAT-2A as the successor to JCSAT-2. The new satellite carries a payload of 16 Ku-band and 16 C-band transponders, and will pave the way for a major expansion of our international services.

In line with the Medium-Term Management Plan, all our key projects are now under way. However, JSAT's ability to keep growing in the future will depend not on linear growth based on our current business model but on whether we can move up a gear and create profitable new businesses. We cannot simply head directly toward a predetermined objective; we must be dynamic in our way of thinking and in action. My personal mission for the current year is to ensure the Plan progresses satisfactorily, while, at the same time, put in place the structure necessary to achieve sustainable future growth.

Revenues from JSAT's satellite broadcasting services were solid in fiscal 2001, reaching ¥18 billion. Can you sustain this level of growth in the future?

Yoshida: In fiscal 2001, our existing broadcasting services, which use satellites in the 124/128 degree East orbital slots, achieved revenue growth mainly based on increases from the four-annual-step tariff, paid by licensed broadcasters under long-term contract. The total number of licensed broadcasters using the existing DTH platform declined slightly owing to industry consolidation and the withdrawal of some operators, but from October 2001 some of the newly licensed broadcasters that were approved by the MPHPT in September 2001 began broadcasting. We expect to see a certain level of churn in the licensed broadcaster area, but overall we have a positive outlook for this market. One important reason for this view is the impact of deregulation, including the implementation of the Law Concerning Broadcast on Telecommunications Services. This has simplified the license application procedure for new broadcasters on existing digital communications satellite services, while restrictions on foreign capital have been abolished and transponder usage limitations have been relaxed.

From May 2002, we commenced our new broadcasting service using JCSAT-110, for which licensed broadcasters can choose either a fixed-rate tariff plan or a variable-type tariff plan. The variable-type tariff plan combines a minimum monthly charge with a total subscriber-linked fee, making it easier for newly licensed broadcasters to enter the communications satellite market and giving JSAT the opportunity to earn higher revenues in the future as the number of subscribers increases.

SKY PerfecTV! has been steadily increasing its subscriber base through a range of strategies, including acquiring the broadcast rights for the 2002 FIFA World Cup™ and conducting other sales promotion activities. We believe these efforts will bear fruit. In addition to increasing our equity stake in SKY Perfect Communications, we are also strengthening our cooperative relationship through the joint development of communications services. We are fully committed to further broadening this strategic partnership as part of our business expansion plans.

Please outline the differences between CS110 broadcasting services and the existing broadcasting services that use satellites in the 124/128 degree East orbital slots.

Yoshida: The existing 124/128-based services use about 36 transponders to broadcast roughly 280 channels. With these services we are able to cater to a wide range of subscriber needs with programs covering a variety of specialized interests as well as a selection of pay-per-view programming. For subscribers, the major advantage of CS110, which kicked off in July 2002, is being able to use the same STB for both CS110 and digital BS services. For this reason, we see the existing audience for digital BS as a potential subscriber base for CS110. The number of transponders for CS110 is 12, much lower than we use for 124/128 services, so CS110 will be likely focused on content with mass appeal. In addition, by using an STB in conjunction with an internal hard disk drive (HDD) subscribers will be able to easily store programs, enjoying highly sophisticated value-added services that utilize the television set as an interactive terminal for shopping or games.

Sometimes we are asked whether the new CS110 service might not cannibalize the existing 124/128 platform's licensed broadcaster and subscriber bases. We do not believe that will be the case as the two platforms each have their own particular strengths and characteristics and because there are already 3.2 million subscribers to 124/128-based services in Japan. JSAT intends to expand services to the 124/128 platform and CS110, which we believe will significantly improve the growth potential of our satellite broadcasting services.

Revenues from domestic telecommunications business services declined in fiscal 2001. How do you plan to deal with this? Also, with falling costs and the move to broadband in terrestrial networks, how will satellite communications compete in this environment?

Yoshida: To deal with the first part of the question, the weak domestic economy has led to some of our larger customers reducing their transponder usage and also caused a drop in volume for our part-time dedicated services. However, to make up for these kinds of revenue fluctuations we are developing new applications that exploit the advantages of satellite communications for multicasting high volumes of data over a wide geographical area. New applications, such as content distribution to tabletop terminals installed at restaurant chains across Japan and SKY PerfecTV! Telecom Service, have been spawned. In fiscal 2001, we also took a controlling stake in SNET, which has considerable know-how in satellite communications-related services. We intend to take advantage of this by offering customers one-stop shop solutions. Apart from those things I have already mentioned, there are several other areas in which we are pursuing promising opportunities. These include content distribution for CATV operators and VSAT systems. We have only just begun developing new businesses that exploit the advantages of satellites and can look forward to real growth as a telecommunications carrier. (Please refer to the Special Features section of this annual report for more details about our services.)

As for the second part of your question, terrestrial telecommunications networks have certainly achieved increased speed and volume and reduced costs thanks to the spread of fiber optics and DSL*. However, if you consider one-to-many multicasting applications, involving simultaneous distribution to thousands or millions of points, or network integrity in emergency situations, for example following an earthquake, then satellite networks enjoy huge advantages and efficiencies. In Asia, satellites have already been used as an efficient tool for Internet backbone networks and video transmission. In the broadband era, rather than competition between terrestrial and satellite networks, I think each will find their own niche based on their particular strengths. In that sense, the role of satellite communications is certainly going to expand.

*DSL: Using a traditional telephone subscriber line, or twisted pair of copper wires, this is a type of digital technology that enables high-speed data transfer via a special modem.

JSAT's telecommunications carrier services for the NTT Group account for around 20% of revenues, making them a significant part of your business. Please give some background on your relationship with the NTT Group.

Yoshida: We have a very close relationship with the NTT Group. In 1998, JSAT and the NTT Group established NTTSC as a joint venture to provide intranet services to corporate customers. In 2000, JSAT purchased 60% interests in the N-STARa and N-STARb satellites from NTT Communications and acquired 10% additional interests in both satellites from NTT East and NTT West in July 2002. These satellites are used to provide a range of telecommunications carrier services, including as a part of the NTT Group's telecommunications network. They act as a backup when terrestrial circuits become overloaded, as telecommunications links to remote islands and as part of the NTT Group's disaster contingency planning. Our telecommunications carrier services, based on long-term contracts with the NTT Group, represent a stable revenue source for JSAT. By combining the NTT Group's know-how as a network solution provider and JSAT's satellite communications technology, there is a strong likelihood we will develop new joint businesses in the future. We therefore wish to continue reinforcing our relationship with the NTT Group.

JSAT's strategy of expanding its infrastructure seems to be progressing well. To date we have seen the launch of JCSAT-2A and preparations are well under way for the launch of Horizons-1. What are some specific services you plan to offer using this extra infrastructure and what future developments do you envisage for JSAT?

Yoshida: In addition to better infrastructure—launching more powerful and more sophisticated satellites, using hybrid band satellites and utilizing new orbital slots—that will meet the ever-increasing demand for international transmission capacity, we have made the expansion of international services a key part of our Medium-Term Management Plan.

As JCSAT-2A carries a payload of 16 C-band transponders that cover the greater Asia-Pacific region—Asia, Oceania and Hawaii—sales have started strongly. The two major usage areas we anticipate for this satellite are for use with data networks, such as Internet backbone networks both within Asia and between Asia and the United States, and video transmissions to the Asia-Oceania region by U.S. companies.

North American sales activities are already under way—through our subsidiary JII, whose office is in Los Angeles—for Horizons-1. In North America, there is strong demand for video distribution services to CATV networks, which we are endeavoring to meet. Horizons-1 will give us coverage on the North America–Hawaii transmission route, so we plan to become more aggressive in marketing and sales for video transmission and corporate telecommunications services between North America and Japan/Asia.

The September 11 terrorist attacks in the United States have caused a rise in insurance premiums in the world aerospace market. Do you expect this to have an impact on earnings?

Yoshida: Following the September 11 terrorist attacks, it is true that the number of underwriters from whom insurance is available has decreased, leading to higher premiums. In addition, other satellite operators have experienced problems in some Boeing 601 satellites, particularly related to the failure of spacecraft control processors (SCPs), which are a part of the satellite's computer system. This has meant insurers now commonly exclude risks related to SCPs in the insurance policies they offer.

In fiscal 2001, our in-orbit insurance premiums totaled ¥1.8 billion. We expect this to rise by several hundred million yen in the current fiscal year. However, at the same time our satellite fleet's book value will gradually decline, so we do not expect the rise in insurance expenses to have a significant impact on operating results.

Please outline how you intend to use the proceeds of the convertible bonds that JSAT issued in April 2002.

Yoshida: We raised ¥20 billion through the issue of Zero-Coupon Euro-Yen Convertible Bonds, which become due in 2007. The proceeds will be used to fund future satellite purchases, strategic investments related to the expansion of JSAT's business and to meet increased working capital requirements.

In June 2002, JSAT's General Meeting of Shareholders approved a stock repurchase. Please explain your strategy.

Yoshida: To take advantage of amendments to the Japanese Commercial Code that relaxed restrictions on the acquisition of treasury stock, we sought and received shareholder approval to acquire up to 6,000 shares of treasury stock, or 1.57% of JSAT's total outstanding shares. The aggregate value of shares to be acquired is up to ¥4.5 billion. We believe that this move will give us greater flexibility in our financial strategy and allow us to respond appropriately to changes in the operating environment.

In evaluating JSAT's competitive position and performance you are often compared with overseas satellite operators. What significant competitive advantages and points of differentiation does JSAT have to offer?

Yoshida: It is true that JSAT is often compared with overseas satellite operators that provide the same kind of fixed satellite services (FSS). However, JSAT is different. Telecommunications and broadcasting are both major drivers of our business, so we are not exclusively dependent on either one. Having strong strategic partnerships on both sides of our business—the NTT Group for telecommunications and SKY PerfecTV! for broadcasting—is a significant competitive advantage when compared with other operators around the world. In actual fact, the synergies that exist between the telecommunications and broadcasting sides is enabling us to create new businesses—SKY PerfecTV! Telecom Service, which uses the SKY PerfecTV! transmission platform, is one such case. We do not yet have a long track record on the international stage, but the recently launched JCSAT-2A and planned launch of Horizons-1 show that we are now taking concrete steps to develop a global reach. We certainly expect to continue this expansion process.

In business, it is vital to establish and maintain a "winning mindset" and prevent management from becoming too defensive. Up to now, JSAT has grown by sustaining such a winning mindset. The next stage involves shifting management's focus from being "Asia's largest satellite operator" to "building one of the world's leading satellite companies."

Main Subsidiaries and Affiliates

(As of July 2002)



JSAT
Equity stake: 67.00%
Satellite Network, Inc.
Equity stake: 100.00%
JSAT International Inc.
Equity stake: 50.00%
Horizons Satellite LLC
Equity stake: 35.94%
NTT Satellite Communications Inc.
Equity stake: 20.00%
Pay Per View Japan, Inc.
Subsidiary
Affiliated company

Management

(As of July 2002)

Board of Directors

Tetsuo Morimoto
Chairman

Takuya Yoshida
Chief Executive Officer

Yoshihiro Imai
Chief Operating Officer

Yoshio Miwa
Chief Administrative Officer

Yoshiro Aisaka
Director

Iwao Nakatani*
Director

Mamoru Ishida*
Director

Hiroyuki Shinoki*
Director

Shingo Yoshii*
Director

Corporate Auditors

Akiyo Nozue

Tadashi Shijima

Koichi Narikawa

Tamotsu Iba*

Executive Officers

Takuya Yoshida
Chief Executive Officer

Yoshihiro Imai
Chief Operating Officer

Yoshio Miwa
Chief Administrative Officer

Yoshiro Aisaka
Senior Executive Officer, Strategic Planning & Administration Group

Masanori Akiyama
Senior Executive Officer, Global Business Development Group

Takehiko Kinoshita
Senior Executive Officer, Administration Group

Yutaka Nagai
Senior Executive Officer, Business Development Group

Naoshi Suzuki
Executive Officer, Network Management Group

Kiyoaki Fujimoto
Executive Officer, Internal Auditing Division

Yoichi Iizuka
Executive Officer, Financial Resources Group

Yasuo Okuyama
Executive Officer, Global Business Development Group

Norikazu Yabushita
Executive Officer, Sales & Marketing Group

*Non-executive

Consolidated Five-Year Summary

JSAT Corporation and Subsidiaries

Years Ended March 31, 1998, 1999, 2000, 2001 and 2002

	Millions of Yen				
	1998	1999	2000	2001	2002
Operating results					
Revenues	¥ 21,984	¥ 24,384	¥ 26,986	¥ 38,160	¥ 40,783
Operating expenses	17,390	17,858	19,296	26,990	29,458
Operating income	4,594	6,526	7,691	11,171	11,325
Net income	1,444	1,947	2,697	5,125	5,609
Financial position					
Total assets	¥110,235	¥110,899	¥140,100	¥169,640	¥163,432
Current assets	6,017	11,971	9,320	27,313	17,408
Net property and equipment	95,478	93,602	121,218	121,630	121,300
Current liabilities	22,722	12,595	20,635	23,431	20,972
Long-term liabilities	70,249	79,052	64,454	50,325	44,979
Total shareholders' equity	17,263	19,252	55,012	95,884	96,907
Cash flows					
Net cash provided by operating activities	¥ 12,450	¥ 10,756	¥ 15,678	¥ 22,728	¥ 19,930
Net cash used in investing activities	(21,432)	(12,533)	(39,080)	(26,602)	(16,140)
Net cash provided by (used in) financing activities	10,649	3,657	20,333	9,579	(9,590)
Other data					
EBITDA	¥ 12,975	¥ 16,693	¥ 17,977	¥ 27,024	¥ 27,963
Shareholders' equity to total assets (%)	15.7%	17.4%	39.3%	56.5%	59.3%
Number of shares outstanding	550,000	550,509	338,154.5	383,154.5	383,154.5
Number of satellites	4	5	7	8	8

Overview

JSAT Corporation posted solid revenue growth as a result of increased revenues from long-term step-up type tariff contracts in satellite broadcasting services and greater capacity demand in international telecommunications services, particularly in Asia-Pacific region. However, changing market conditions led some customers to reduce transponder usage, evidence of certain weak areas within a generally favorable operating environment.

On a consolidated basis, revenues for fiscal 2001 rose 6.9%, to ¥40,783 million and operating income increased 1.4%, to ¥11,325 million. Net income advanced 9.4%, to ¥5,609 million.

JSAT focuses on earnings before interest, tax, depreciation and amortization (EBITDA) as one of its key management indicators. This is due to the globally competitive nature of the satellite communications industry, in which international deregulation and rising demand has encouraged the increasing use of global-scale mergers and acquisitions (M&A) to achieve business expansion.

In addition, return on equity (ROE) is used as a guide to growth in shareholder value, while operating cash flows and free cash flows are also used as important measures of performance due to their strong impact on overall financial performance. In fiscal 2001, EBITDA increased 3.5%, to ¥27,963 million and ROE was 5.8%, compared to 6.8% for the previous fiscal year.

Significant Events Affecting Operating Results and Financial Position

• *Acquisition of a Controlling Interest in Satellite Network, Inc.*
On August 1, 2001, JSAT acquired, from existing shareholders, 67% of the shares of Satellite Network, Inc. (SNET), a Type II telecommunications carrier and Japan's largest provider of satellite communications and broadcasting services. The capital tie-up was undertaken with the aim of shifting JSAT's sales focus from simply offering transponder capacity to providing a range of application-based services catering to market needs. As a subsidiary, SNET is poised to play a significant role in JSAT's growth strategy of delivering total solutions, one of the pillars of our Medium-Term Management Plan.

• *Development of a Joint Satellite Business in North America with PanAmSat Corporation*
In the satellite communications industry, there was an increasing trend toward capital tie-ups and consolidation among overseas satellite operators. In July 2001, JSAT formed an agreement with PanAmSat Corporation, the United States' largest satellite communications carrier, to jointly develop a satellite business in North America. To facilitate its move into the U.S. market, JSAT established JSAT International Inc. (JII), a wholly owned subsidiary which is registered in

Operating Income


(Millions of yen)
12,000
10,000
8,000
6,000
4,000
2,000
0
11,325
00/3
01/3
02/3

EBITDA and EBITDA Margin


(Millions of yen)
(%)
30,000
24,000
18,000
12,000
6,000
0
100
80
60
40
20
0
27,963
66.6
70.8
68.6
00/3
01/3
02/3
EBITDA
EBITDA Margin

Shareholders' Equity and Shareholders' Equity to Total Assets


(Millions of yen)
(%)
100,000
80,000
60,000
40,000
20,000
0
100
80
60
40
20
0
96,907
39.3
56.5
59.3
00/3
01/3
02/3
Shareholders' Equity
Shareholders' Equity to Total Assets

Delaware, and subsequently set up a 50:50 joint venture with PanAmSat, Horizons Satellite LLC. JSAT and PanAmSat also agreed to jointly purchase a Boeing 601HP satellite. We plan to launch the new satellite into the 127 degree West orbital slot in December 2002 or shortly thereafter and use it to compete in the North American satellite communications market, as well as target the international communications market linking Japan, the rest of Asia and North America. This strategy will enable us to expand our business beyond Japan and the rest of Asia to include the North American market. JII will function as an important base for the development of JSAT's sales of satellite communications services in North America and for cultivating new businesses.

• *Industry Deregulation*

During December 2001 and January 2002, the Ministry of Public Management, Home Affairs, Posts and Telecommunications (MPHPT) implemented a series of deregulatory measures relating to the telecommunications and broadcasting industries in Japan. One of these was an announcement on December 26, 2001, regarding guidelines for the classification of communications and broadcasting. Under these guidelines, the MPHPT added some new classes relating to intermediate satellite-based services to those already announced by the former Ministry of Posts and Telecommunications (MPT) on December 18, 1997. The new guidelines set clear and specific standards, creating the potential to enlarge the scope of new services involving communications satellites.

On January 28, 2002, the Law Concerning Broadcast on Telecommunications Services came into effect. Through this law, which allows broadcast services via telecommunications networks, the license application procedure for digital communications satellite broadcast services has been simplified, restrictions on foreign capital have been abolished and transponder usage limitations have been relaxed, making it easier for corporations from other sectors to enter the broadcasting business. This deregulation opens the way for JSAT to increase the number of transponders available for broadcast use. (Note: this new law does not apply to 110 CS broadcasting services or BS broadcasting services.)

• *Launch of JCSAT-2A*

On March 29, 2002, JCSAT-2A was launched by an Ariane 44L launch vehicle. This communications satellite commenced services from the 154 degree East orbital slot on May 10, 2002, as the successor to JCSAT-2. In addition to a payload of high-powered Ku-band transponders that serve the domestic communications market, JSAT plans to utilize JCSAT-2A's payload of C-band transponders to offer international communications services covering the Asia-Pacific region from Hawaii to Asia and Oceania.

• *Acquisition of Additional Shares in SKY Perfect Communications Inc.*

In July 2001, JSAT acquired additional shares in SKY Perfect Communications Inc., making it that company's fifth-largest shareholder with a 7.01% stake. To take the initiative in an operating environment characterized by rapid change—including the ongoing convergence of telecommunications and broadcasting—JSAT is striving to reinforce its key strategic relationships. For example, the Company is promoting the development of high-value-added businesses, including the expansion of communications services using the SKY PerfecTV! platform.

Results of Operations

Fiscal 2001 Compared with Fiscal 2000

Revenues

JSAT presents its financial statements based on a single business segment, that is, the provision of satellite transponder capacity on satellites owned by the Company to various customers. However, to facilitate efficient and effective management, revenue information is broken down into three main services and analyzed according to customer and type of service provided.

In fiscal 2001, ended March 31, 2002, owing to generally solid results in each category, JSAT posted consolidated revenues of ¥40,783 million, up 6.9% compared with fiscal 2000, ended March 31, 2001.

• *Telecommunications Business Services*

Revenues in telecommunications business services are mainly derived from the provision of full-time and occasional satellite transponder capacity to companies, government agencies, educational institutions and other customers, primarily for their internal telecommunications networks.

Consolidated revenues increased 10.2%, to ¥12,976 million. Major factors contributing to the revenue increase were: (1) the purchase of a majority stake in SNET; and (2) growth in international services, including video transmission services and the provision of Internet backbone capacity in the Asian region. During fiscal 2001, some telecommunications business services were adversely affected by the prolonged economic slump, as well as by the downward pressure on prices in terrestrial networks. Certain major customers reduced usage volumes, leading to declines in revenues in some categories. However, several new applications were introduced, including content distribution to multimedia terminals installed at restaurant chains across Japan and other locations.

• *Satellite Broadcasting Services*

Revenues in satellite broadcasting services are mainly derived from multi-channel digital broadcasting services provided to licensed broadcasters using the SKY PerfecTV! platform.

Consolidated revenues rose 6.5%, to ¥18,000 million. Contributing significantly to this increase was the growth in the four-annual-step tariff (rising annually for the first four years before leveling off) paid by broadcasters under long-term contract. Another factor was the commencement of services by some of the 14 newly licensed broadcasters (12 companies providing 16 standard television channels and two companies providing three data channels) that were approved by the MPHPT in September 2001. However, the total number of licensed broadcasters using the SKY PerfecTV! platform declined slightly owing to industry consolidation and the withdrawal of some operators.

• *Telecommunications Carrier Services*

Revenues in telecommunications carrier services are mainly derived from the provision of transponder capacity to the NTT Group as part of their telecommunications networks.

Consolidated revenues decreased 2.1%, to ¥8,732 million. Revenues based on long-term contracts with the NTT Group, which was reorganized in March 2000, were steady, but a decline was recorded this fiscal year owing to the termination of some contracts that entered into prior to March 2000.

• *Others*

Other revenues, on a consolidated basis, increased 91.7%, to ¥1,074 million. In addition to ongoing revenues from satellite control services provided to the NTT Group, new revenue sources—including joint research projects relating to "bridging the digital divide"—also helped boost revenues in other services.

Operating Expenses

Operating expenses increased 9.1%, to ¥29,458 million. As a proportion of revenues, operating expenses rose 1.5 percentage points, to 72.2%.

Cost of services climbed 20.8%, to ¥7,850 million. Cost of services mainly consists of uplink costs for SKY PerfecTV! broadcasts and some telecommunications business services, in-orbit insurance and satellite operation costs. Uplink costs rose 9.7%, to ¥3,049 million, mainly due to the growth in satellite broadcasting services, while in-orbit insurance premiums increased 6.2%, to ¥1,896 million. Cost of services was also pushed up by the inclusion of newly consolidated subsidiary, SNET.

Sales and marketing expenses, which mainly represent advertising and promotional expenses, declined 5.9%, to ¥2,023 million.

Depreciation and amortization expenses grew 6.8%, to ¥16,476 million, mainly owing to the first full year of depreciation incurred on JCSAT-110, which was launched in October 2000; adjustments to the estimated useful life of certain other communications satellites; and the inclusion of SNET in consolidation.

General and administrative expenses rose 15.8%, to ¥2,897 million. This was mainly due to an increase in personnel expenses accompanying growth in the number of employees, as well as higher rent expenses following the relocation of our headquarters in December 2001.

As a result of the above-mentioned changes in revenues and operating expenses, operating income grew 1.4%, to ¥11,325 million.

Other Income (Expenses)

Interest expenses decreased 22.4%, to ¥1,388 million, owing to repayments of long-term debt on and ahead of schedule.

Equity in losses of affiliated companies declined 72.6%, to ¥244 million, mainly due to reduced losses at the Group's affiliate NTT Satellite Communications Inc. (NTTSC).

Other—net fell 75.0%, to ¥301 million, mainly owing to a ¥36 million loss on sale of investments—net, compared with an ¥842 million gain in the previous year, and other factors. Other factors included ¥233 million in office relocation cost and a ¥295 million loss on write-down of investments.

Income Taxes

The effective tax rate declined 3.5 percentage points, to 43.6%. This was mainly due to lower equity in losses of affiliated companies.

Net Income and Comprehensive Income

From this fiscal year, JSAT's financial accounts include two consolidated subsidiaries. Minority interests in income of subsidiaries totaled ¥24 million.

Net income climbed 9.4%, to ¥5,609 million, and net income per share of common stock rose 5.0%, to ¥14,639. During the period under review, there was no dilution of net income per share. In fiscal 2000, basic net income per share of common stock was ¥13,937 and diluted net income per share of common stock was ¥13,935.

The market value of equity securities held by JSAT in SKY Perfect Communications, at March 31, 2002, was significantly lower than at March 31, 2001. This, and other factors, led to unrealized holding losses arising during the period of ¥1,497 million. Other comprehensive income, net of tax, included foreign currency translation adjustments of ¥184 million related to the newly established consolidated subsidiary, JII.

As a result of the above factors, comprehensive income for fiscal 2001 totaled ¥4,314 million, compared with ¥10,971 million for the previous period.

Dividends

Providing an appropriate return to shareholders is seen as an important issue by JSAT's management. The Company paid an annual cash dividend of ¥5,000 per share applicable to fiscal 2001. With the overall aim of maximizing shareholder value, JSAT will pursue a dividend policy in accordance with the maintenance of a solid financial base and the promotion of aggressive expansion of the business through the use of retained earnings. The Company seeks to maintain long-term stability in the level of future dividend payments, while also closely linking dividends to operating results.

Stock Liquidity

On August 21, 2001, the common stock of JSAT was designated by the Tokyo Stock Exchange as eligible for margin trading and stock lending and borrowing. This measure was implemented on September 3, 2001.

Raising the trading liquidity of JSAT's stock and broadening the Company's shareholder base are important management objectives. On an ongoing basis, management will carefully consider—in conjunction with a variety of factors, including operating results and market conditions—the full range of options available to help the Company meet these objectives, before formulating a strategy.

Fiscal 2000 Compared with Fiscal 1999

Revenues

Revenues increased 41.4%, to ¥38,160 million in fiscal 2000, ended March 31, 2001, from ¥26,986 million in fiscal 1999, ended March 31, 2000, due to increases in all service categories.

Operating Expenses



(Millions of yen)
30,000
25,000
20,000
15,000
10,000
5,000
0
19,296
26,990
29,458
00/3
01/3
02/3

Interest Expenses



(Millions of yen)
2,500
2,000
1,500
1,000
500
0
2,135
1,788
1,388
00/3
01/3
02/3

Net Income



(Millions of yen)
6,000
5,000
4,000
3,000
2,000
1,000
0
2,697
5,125
5,609
00/3
01/3
02/3

The most significant contributor was the first full year of revenues from the two N-STAR satellites, a majority interest in which was purchased from NTT Communications Corporation in March 2000. Revenue growth was also attributable to the increase in the utilization of services, such as satellite broadcasting services, data-distribution services and international services.

• *Telecommunications Business Services*

Revenues from telecommunications business services increased 15.7%, to ¥11,777 million in fiscal 2000, compared to ¥10,182 million in fiscal 1999. Although transponder capacity usage declined on a per-customer basis, the effect of this decline was offset by an increase in the number of customers using these services.

• *Satellite Broadcasting Services*

Revenues from satellite broadcasting services increased 19.4%, to ¥16,900 million in fiscal 2000, compared to ¥14,152 million in fiscal 1999. This growth was primarily due to higher service fees earned under the four-annual-step tariff system and the increase in the number of channels being broadcast through the SKY PerfecTV! platform, mostly as a result of Direct TV Japan's termination of services in September 2000.

• *Telecommunications Carrier Services*

Revenues from telecommunications carrier services increased 245.9%, to ¥8,923 million for fiscal 2000, from ¥2,579 million in fiscal 1999 due primarily to revenues received from the two N-STAR satellites.

Operating Expenses

In fiscal 2000, JSAT's cost of services increased 58.0%, to ¥6,500 million, from ¥4,113 million in fiscal 1999. This increase was due primarily to increases in uplink service fees paid to SKY PerfecTV! and in-orbit insurance, one of the largest single costs of satellite operating expenses.

In fiscal 2000, sales and marketing expenses declined 33.7%, to ¥2,150 million, from ¥3,244 million in fiscal 1999. The decline was primarily due to a decrease in marketing expenses resulting from the termination of JSAT's obligation to pay marketing assistance fees to its principal shareholders.

In fiscal 2000, depreciation and amortization expenses increased 51.7%, to ¥15,420 million, from ¥10,167 million in fiscal 1999. This was primarily attributable to the purchase of two N-STAR satellites, N-STARa and N-STARb, in March 2000 and the depreciation of JCSAT-110.

General and administrative expenses increased 49.1%, to ¥2,501 million in fiscal 2000, from ¥1,677 million in fiscal 1999. This was mainly due to an increase in the number of employees, related expenses and expenses in respect of JSAT's initial public offering (IPO).

In fiscal 2000, loss on property and equipment increased 343.8%, to ¥418 million, from ¥94 million in fiscal 1999. This was mainly due to losses on the disposal of telecommunications equipment and impairment losses on land.

Other Income (Expenses)

Interest expenses decreased 16.3%, to ¥1,788 million for fiscal 2000, from ¥2,135 million for fiscal 1999. This decrease was due to the repayment of long-term debt in fiscal 2000 from the proceeds of the August 2000 IPO.

Equity in losses of affiliated companies decreased 26.6%, to ¥889 million for fiscal 2000, from ¥1,211 million for fiscal 1999. This decrease was primarily due to losses recorded for NTTSC.

Other—net decreased 9.7%, to ¥1,201 million for fiscal 2000, from ¥1,331 million for fiscal 1999. This was mainly due to a decrease in profit on sales of other investments and a lack of such other extraordinary income as liquidate damages for the launch delay of JCSAT-4A, which JSAT received during fiscal 1999. Other income for fiscal 2000 and 1999 included ¥842 million and ¥1,292 million, respectively, in proceeds of the sale of other investments.

Income Taxes

In fiscal 2000, the effective tax rate on income before income taxes was 47.1%. This effective tax rate was higher than the effective statutory tax rate primarily as a result of the non-recognition of the tax effect of equity losses of affiliated companies.

Net Income and Comprehensive Income

Income before income taxes increased 70.8%, to ¥9,695 million. In line with the higher earnings, current income taxes rose to ¥4,639 million, but there was a reversal of ¥68 million in deferred income taxes. In fiscal 1999, remaining operating loss carryforwards were used, resulting in a deferred income tax expense of ¥1,394 million. Net income rose 90.0%, to ¥5,125 million, and net income per share increased from ¥9,794 to

Consolidated Subsidiaries and Affiliated Companies

(As of July 2002)

Name of company	Equity stake held by JSAT
Satellite Network, Inc.	**67.00%**
JSAT International Inc.	**100.00%**
NTT Satellite Communications Inc.	**35.94%**
Pay Per View Japan, Inc.	**20.00%**

In addition to the above subsidiaries and affiliated companies, CableSkyNet Planning Corporation, which was established in December 2000 as an affiliate of JSAT for the purpose of examining the feasibility of digital content distribution services for Japanese CATV operators, began liquidation procedures on May 13, 2002, in accordance with a resolution of that company's General Meeting of Shareholders. The aforementioned feasibility study is now being undertaken independently by JSAT.

¥13,937. Comprehensive income increased from ¥4,374 million to ¥10,971 million as unrealized gains on securities rose to ¥6,335 million because of the IPO of SKY Perfect Communications.

Liquidity and Capital Resources

Currently, JSAT operates eight satellites, and most of the Company's revenues are derived from these satellites in the form of fees for the use of transponder capacity. To maintain and expand these revenues, it is necessary to replace satellites as they near the end of their operational lifetimes, which range from approximately 11 years to approximately 17 years. Depreciation of satellites, which are the Company's main type of fixed asset, is computed under the straight-line method, using periods that are determined by the expected lifetime of on-board fuel, until the book value is reduced to zero. Therefore, if the Company was able to spread out the investments in its satellite fleet according to the average operational lifetime of its satellites, the investment cycle would roughly correspond with the depreciation schedule. That is to say, it would be possible to meet property and equipment investment requirements relating to the satellite fleet by allocating an amount similar to the depreciation and amortization expense. However, in practice, the satellite investment cycle varies according to the different operational lifetime of each satellite, making it extremely difficult to maintain a balanced investment cycle. In some fiscal years, the amount of investment required may exceed depreciation and amortization expense or net cash provided by operating activities, so the ability to flexibly finance such shortfalls is crucial.

It is also the Company's policy to carry out investment over and above that which is necessary simply to maintain the existing fleet. For example, when existing satellites are replaced, additional functions or extra capacity may be added to the new satellites. In addition to augmenting effective free cash flow, which excludes the cost of maintaining the existing satellite fleet, the Company is committed to making strategic investments that will increase its revenue base through flexible financing activities. At the same time, while uncertainty continues to hamper the domestic financial sector, it is JSAT's intention to maintain an enhanced level of liquidity.

Based on the above policies, JSAT carried out several major property and equipment investments, totaling approximately ¥12,369 million, during fiscal 2001. These included additional investments relating to JCSAT-2A, the prepayment of future satellite launch services, investments relating to Horizons-1 as part of our joint satellite business development in North America with PanAmSat and investments for the expansion of the Company's Yokohama Satellite Control Center. The Company also used approximately ¥5,748 million for the purchase of additional shares in SKY Perfect Communications. On March 31, 2002, current assets totaled ¥17,408 million, of which cash and cash equivalents and current assets used for short-term investments totaled ¥11,385 million.

Cash flows during fiscal 2001 are summarized below.

Net cash provided by operating activities declined from ¥22,728 million in the previous term to ¥19,930 million in the term under review. This decrease was mainly attributable to a decrease in accrued liabilities—taxes on income of ¥2,049 million compared with an increase in accrued liabilities—taxes on income of ¥2,177 million in the previous term and an increase in depreciation and amortization of ¥1,056 million, or 6.8%, to ¥16,476 million. Other significant changes included: (1) a provision for doubtful receivables of ¥339 million, compared with ¥57 million in the previous term; (2) a decline in equity in losses of affiliated companies from ¥889 million to ¥244 million; and (3) a loss on other investments and other assets—net of ¥330 million compared with a profit on other investments and other assets—net of ¥841 million in the previous term.

Net cash used in investing activities decreased from ¥26,602 million in the previous term to ¥16,140 million in the term under review. The decrease primarily related to a decrease in short-term loans receivable—net of ¥3,900 million compared to an increase in short-term loans receivable—net of ¥5,000 million in the previous term. Payments for investments in affiliated companies fell from ¥1,329 million to ¥2 million. Net payments for purchases of short-term investments and other investments increased from ¥3,977 million in the previous term to ¥7,557 million. This amount includes the acquisition of additional shares in SKY Perfect Communications. The purchase of shares in SNET was included in the ¥704 million in payments for business acquisitions, net of cash acquired. Payments for property and equipment decreased from ¥15,622 million to ¥12,369 million. This amount included ¥4,386 million in part payment for the purchase of JCSAT-2A, ¥4,293 million in part payment for future satellite launch services and ¥2,207 million toward the purchase of Horizons-1.

Net cash used in financing activities totaled ¥9,590 million, compared with net cash provided by financing activities of ¥9,579 million in the previous term. This change was mainly due to the absence of proceeds from issuance of common stock, which came to ¥29,820 million in the previous term owing to JSAT's IPO. In addition, net repayments of short-term and long-term borrowings were ¥6,051 million, compared with ¥20,168 million in the previous term. This included the early repayment of loans from the Japan Bank for International Cooperation. Fiscal 2001 also included ¥3,238 million in payments for cash dividends. Commercial paper was issued during fiscal 2001, however, this was fully repaid during the term, so it had no impact on cash flows apart from that related to interest and issuance expenses.

Cash Flows from Operating Activities and Capital Expenditures



(Millions of yen)
40,000
32,000
24,000
16,000
8,000
0
36,580
22,728
15,678
15,622
19,930
12,369
00/3
01/3
02/3
Cash Flows from Operating Activities
Capital Expenditures

As a result of the aforementioned changes, cash and cash equivalents at end of year decreased from ¥6,458 million to ¥866 million.

On April 3, 2002, JSAT issued ¥20,000 million in Zero-Coupon Euro-Yen Convertible Bonds, which become due in 2007. These funds will be used for future satellite purchases, strategic investments relating to the expansion of JSAT's business and to meet increased working capital requirements. Thi bond issue had no impact on JSAT's fiscal 2001 financial statements.

Number of Employees

As of March 31, 2002, the number of Group employees stood at 251. JSAT Corporation, excluding subsidiaries, had 199 employees, compared with 174 at the end of the previous period.

Corporate Governance

To maximize corporate value, it is necessary to act continuously in the interest of all shareholders, manage the Company with a global outlook, practice corporate governance with a high level of transparency and meet a variety of numerical management targets. With the aim of building a governance structure that both facilitates rapid decision making and incorporates the appropriate checks and balances, the General Meeting of Shareholders held in June 2002 approved the following changes to the Group's management structure:

1. Clarification of executive and supervisory functions
2. A one-year term of office for directors, with the mission and responsibilities of each board member clearly defined
3. To achieve a high degree of openness and transparency, JSAT will employ outside human resources, including outside directors

Research and Development

JSAT is involved in next-generation research to develop optimal satellite and transmission systems, with a special focus on the role of satellites in the convergence of broadcasting and telecommunications and broadband Internet. Utilizing the latest manufacturing information from several overseas satellite makers, the Company is examining a variety of applications for the development of next-generation satellite services in Japan and the rest of Asia.

Regarding two-way Internet terminals, JSAT has carried out theoretical evaluations of proposed broadband systems. Based on the requirements of the Japanese market and the resultant necessary adaptations, JSAT further refined its basic design parameters for the development of these terminals.

With the cooperation of Sony Corporation, JSAT has developed a new 45cm VSAT parabolic antenna, much smaller than existing models, which are generally over 75cm in diameter. The new antenna can transfer data at 150kbps. For retail stores wishing to install VSAT systems, the more compact antenna both increases their choice of installation locations and lowers set-up costs.

Together with Sumitomo Electric Industries, Ltd., and Sumitomo Corporation, JSAT has developed a new antenna able to receive data simultaneously from all JSAT Ku-band satellites geostationary over Japan. This will provide greater convenience by allowing users to receive services from multiple satellites with a single antenna and by facilitating mobile applications.

In conjunction with Sony Corporation and several overseas research organizations, JSAT began testing wide-area IP multicast over satellite. The system incorporates unidirectional link routing (UDLR) technology, as defined in RFC3077 by the Internet Engineering Task Force (IETF). Previously, JSAT worked with Keio University on the Asian Internet Interconnection Initiatives (AI3) project to conduct a range of IP multicast tests using its satellites. It is hoped that these tests will contribute to the development of Asia's advanced information infrastructure.

The Company's research and development expenses totaled ¥102 million, ¥269 million and ¥188 million for fiscal 1999, fiscal 2000 and fiscal 2001, respectively.

Risk Factors

• *Satellite Launch Risk and Operational Failure Risk*

As JSAT's business relies on the operation of a fleet of satellites, there is inherent risk involving possible launch failure and in-orbit operational failure (breakdown, excessive fuel consumption, collision with space debris, control problems). To be prepared for such eventualities, JSAT takes out launch and in-orbit insurance covering all of its satellites. Launch insurance covers satellite manufacture costs, re-launch costs and the cost of obtaining new insurance. However, not all costs that may result from satellite launch failure are covered by such insurance. In-orbit insurance is based on the satellite's book value and does not cover replacement cost. The Company maintains one satellite in orbit exclusively for emergency backup use. However, the backup satellite may not be able to replace all of a failed satellite's capacity and cannot replace transponder capacity on certain JSAT satellites.

• *Insurance Risk*

Following the September 11 terrorist attacks in the United States, insurance premiums in the aerospace insurance market have risen and the number of underwriters from whom insurance is available has decreased. JSAT maintains in-orbit insurance cover on all its satellites, which generally must be renewed every one or two years. The in-orbit insurance on JCSAT-3 was renewed on December 29, 2001. The new insurance cover has certain exclusions for risks related to SCPs. This is owing to failures of SCPs on some Boeing 601 satellites since 1998. The Boeing 601 contains a backup SCP, and on JCSAT-3 both SCPs remain fully operational.

• *Foreign Exchange Risk*

While the Company's revenues are denominated almost entirely in Japanese yen, two of its major expenses—the construction and the launch of new satellites—must be paid in U.S. dollars. JSAT has entered into foreign exchange forward contracts and foreign currency option contracts to manage its exposure to fluctuations in the yen-dollar exchange rate. Notwithstanding, certain exchange rate fluctuations may cause the final property and equipment investment expense related to satellite purchase and launch to exceed the planned amount.

Environmental Policy

JSAT aims to deal with environmental issues rapidly and proactively, including such areas as energy conservation. For this reason, the Company has established an ISO 14001 Certification Project Group and is working toward certification before the end of fiscal 2002. JSAT is currently reviewing its operations from the point of view of their environmental impact and is committed to fulfilling its social responsibilities.

Consolidated Balance Sheets

JSAT Corporation and Subsidiaries

March 31, 2001 and 2002

ASSETS	Thousands of Yen 2001	Thousands of Yen 2002	Thousands of U.S. Dollar (Note 1) 2002
Current assets:			
Cash and cash equivalents	¥ 6,457,619	¥ 865,863	$ 6,51
Time deposits	623,900	4,500	3
Short-term investments (Note 2)	10,383,758	9,414,782	70,78
Accounts receivable (Note 3):			
Trade	1,556,738	1,873,601	14,08
Loans	5,000,000	1,100,000	8,27
Other	134,695	1,287,831	9,68
Inventories	20,176	89,828	67
Prepaid expenses	1,813,732	2,283,357	17,16
Deferred income taxes (Note 12)	899,945	409,096	3,07
Other current assets	422,724	79,141	59
Total current assets	27,313,287	17,407,999	130,887
Investments:			
Investments in affiliated companies (Note 3)	515,509	454,929	3,421
Other investments (Notes 2, 3 and 5)	18,040,412	21,627,515	162,613
Total investments	18,555,921	22,082,444	166,034
Property and equipment (Notes 3, 4, 14 and 15):			
Land	2,319,302	2,415,491	18,162
Telecommunications satellites	164,301,077	164,301,077	1,235,346
Telecommunications equipment	13,230,995	19,809,696	148,945
Buildings and structures	2,102,143	3,763,216	28,295
Equipment and furniture	637,005	742,920	5,586
Construction in progress	12,746,675	24,447,166	183,813
Total	195,337,197	215,479,566	1,620,147
Accumulated depreciation	(73,706,813)	(94,179,807)	(708,119)
Net property and equipment	121,630,384	121,299,759	912,028
Deferred income taxes (Note 12)	–	143,749	1,081
Other assets	2,140,815	2,498,114	18,783
Total	¥169,640,407	¥163,432,065	$1,228,813

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Thousands of Yen 2001	Thousands of Yen 2002	Thousands of U.S. Dollars (Note 1) 2002
Current liabilities:			
Short-term borrowings (Note 5)	¥ 1,000,000	¥ 3,350,000	$ 25,188
Current portion of long-term debt (Notes 5 and 14)	13,970,413	12,287,196	92,385
Trade accounts payable	1,583,961	730,868	5,495
Accrued liabilities:			
Interest	771,362	456,579	3,433
Taxes on income (Note 12)	3,761,260	1,776,340	13,356
Other	569,054	993,454	7,470
Advances from customers	801,615	759,723	5,712
Other current liabilities	973,241	617,962	4,646
Total current liabilities	23,430,906	20,972,122	157,685
Long-term liabilities:			
Long-term debt (Notes 5 and 14)	43,813,508	39,168,789	294,502
Liability for severance payments (Note 6)	468,361	772,639	5,809
Deferred income taxes (Note 12)	4,651,213	3,064,770	23,043
Other liabilities (Note 3)	1,391,944	1,973,011	14,836
Total long-term liabilities	50,325,026	44,979,209	338,190
Commitments and contingent liabilities (Note 15)			
Minority Interests	–	574,003	4,316
Shareholders' equity (Note 7):			
Common stock:	53,769,570	53,769,570	404,282
authorized, 450,000 shares			
issued, 2001 and 2002—383,154.5 shares			
Additional paid-in capital	35,044,079	35,008,772	263,224
Retained earnings (accumulated deficit):			
Appropriated for legal reserve	–	236,892	1,781
Unappropriated	(468,197)	1,646,932	12,383
Accumulated other comprehensive income:			
Unrealized gains and losses on securities (Note 2)	7,539,612	6,061,544	45,576
Foreign currency translation adjustments	–	183,610	1,380
Total accumulated other comprehensive income	7,539,612	6,245,154	46,956
	95,885,064	96,907,320	728,626
Less treasury stock, at cost (0.5 shares)	(589)	(589)	(4)
Total shareholders' equity	95,884,475	96,906,731	728,622
Total	¥169,640,407	¥163,432,065	$1,228,813

Consolidated Statements of Income

JSAT Corporation and Subsidiaries

Years Ended March 31, 2000, 2001 and 2002

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2000	2001	2002	2002
Revenues (Notes 3, 9 and 14)	¥26,986,246	¥38,160,433	¥40,782,817	$306,638
Operating expenses:				
Cost of services (Note 3)	4,113,267	6,500,438	7,849,701	59,021
Sales and marketing (Note 10)	3,244,470	2,150,195	2,022,850	15,210
Depreciation and amortization (Note 4)	10,166,667	15,420,094	16,475,662	123,877
General and administrative expenses	1,676,953	2,500,717	2,896,662	21,779
Loss on property and equipment	94,281	418,374	212,943	1,601
Total operating expenses	19,295,638	26,989,818	29,457,818	221,488
Operating income	7,690,608	11,170,615	11,324,999	85,150
Other income (expenses):				
Interest expenses	(2,135,311)	(1,787,512)	(1,387,680)	(10,434)
Equity in losses of affiliated companies (Note 3)	(1,210,919)	(889,071)	(243,696)	(1,832)
Other—net (Notes 2, 3 and 11)	1,331,067	1,201,460	300,691	2,261
Other expenses—net	(2,015,163)	(1,475,123)	(1,330,685)	(10,005)
Income before income taxes and minority interests	5,675,445	9,695,492	9,994,314	75,145
Income taxes (Note 12):				
Current	1,583,780	4,638,857	4,263,015	32,053
Deferred	1,394,226	(68,474)	98,931	743
Total	2,978,006	4,570,383	4,361,946	32,796
Income before minority interests	2,697,439	5,125,109	5,632,368	42,349
Minority interests in income of subsidiaries	–	–	(23,537)	(177)
Net income	¥ 2,697,439	¥ 5,125,109	¥ 5,608,831	$ 42,172

	Yen			U.S. Dollars
	2000	2001	2002	2002
Per share of common stock (Notes 8 and 13):				
Earnings per share—basic	¥9,793.66	¥13,936.64	¥14,638.58	$110.06
Earnings per share—diluted	9,793.66	13,935.31	14,638.58	110.06

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2000	2001	2002	2002
Net income	¥2,697,439	¥ 5,125,109	¥5,608,831	$42,172
Other comprehensive income (loss), net of tax (Note 7):				
Unrealized gains and losses on securities:				
Unrealized holding gains and losses arising during the period	2,410,020	6,334,756	(1,496,510)	(11,252)
Less reclassification adjustment for gains and losses included in net income	(733,306)	(488,765)	18,442	139
Net unrealized gains and losses on securities	1,676,714	5,845,991	(1,478,068)	(11,113)
Foreign currency translation adjustments	–	–	183,610	1,380
Total other comprehensive income (loss)	1,676,714	5,845,991	(1,294,458)	(9,733)
Comprehensive income	¥4,374,153	¥10,971,100	¥4,314,373	$32,439

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

JSAT Corporation and Subsidiaries

Years Ended March 31, 2000, 2001 and 2002

	Thousands of Yen			Thousa U.S. D (Note
	2000	2001	2002	200
Common stock (Note 7):				
Balance, beginning of year	¥27,525,820	¥43,250,820	¥53,769,570	$404,
Issuance of common stock	15,725,000	10,518,750	–	
Balance, end of year	¥43,250,820	¥53,769,570	¥53,769,570	$404,
Additional paid-in capital (Note 7):				
Balance, beginning of year	–	¥15,660,708	¥35,044,079	$263,
Issuance of common stock	¥15,660,708	19,345,431	–	
Warrants issued related to stock options (Notes 5 and 8)	–	37,940	(35,307)	(2
Balance, end of year	¥15,660,708	¥35,044,079	¥35,008,772	$263,2
Retained earnings (accumulated deficit) (Note 7):				
Appropriated for legal reserve				
Balance, beginning of year	–	–	–	
Transfer from unappropriated retained earnings	–	–	¥ 236,892	$ 1,7
Balance, end of year	–	–	¥ 236,892	$ 1,7
Unappropriated				
Balance, beginning of year	¥(8,290,745)	¥(5,593,306)	¥ (468,197)	$ (3,5
Net income	2,697,439	5,125,109	5,608,831	42,1
Cash dividends paid (2002—¥8,500 per share)	–	–	(3,256,810)	(24,4
Transfer to retained earnings appropriated for legal reserve	–	–	(236,892)	(1,78
Balance, end of year	¥(5,593,306)	¥ (468,197)	¥ 1,646,932	$ 12,38
Accumulated other comprehensive income (Note 7):				
Balance, beginning of year	¥ 16,907	¥ 1,693,621	¥ 7,539,612	$ 56,68
Other comprehensive income (loss) for the year, net of tax	1,676,714	5,845,991	(1,294,458)	(9,73
Balance, end of year	¥ 1,693,621	¥ 7,539,612	¥ 6,245,154	$ 46,95

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

JSAT Corporation and Subsidiaries
Years Ended March 31, 2000, 2001 and 2002

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2000	2001	2002	2002
Operating activities:				
Net income	¥ 2,697,439	¥ 5,125,109	¥ 5,608,831	$ 42,172
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	10,166,667	15,420,094	16,475,662	123,877
Provision for doubtful receivables	9,796	57,173	338,601	2,546
Accrual for severance payments, less payments	72,116	116,267	179,337	1,348
Foreign currency transaction loss	–	(133,684)	(352,680)	(2,652)
Equity in losses of affiliated companies	1,210,919	889,071	243,696	1,832
Loss on property and equipment	94,281	418,374	212,943	1,601
(Profit) loss on other investments and other assets—net	(1,194,151)	(841,218)	330,114	2,482
Deferred income taxes	1,394,226	(68,474)	98,931	743
Changes in assets and liabilities:				
Increase in trade accounts receivable	(335,097)	(496,800)	(153,020)	(1,151)
Increase in prepaid expenses	(524,335)	(204,500)	(372,854)	(2,803)
Increase (decrease) in trade accounts payable	253,889	(928,925)	(151,313)	(1,138)
Increase (decrease) in accrued liabilities—interest and other	(244,925)	590,486	(105,539)	(794)
Increase (decrease) in accrued liabilities—taxes on income	1,583,780	2,177,480	(2,049,239)	(15,408)
Increase (decrease) in advances from customers	443,567	(69,949)	(55,331)	(416)
Other—net	49,992	677,938	(317,863)	(2,389)
Net cash provided by operating activities	15,678,164	22,728,442	19,930,276	149,850
Investing activities:				
Acquisition of time deposits	(106,150)	(799,400)	(9,000)	(68)
Collection of time deposits	600,000	294,900	640,950	4,819
Payments for property and equipment	(36,579,635)	(15,621,690)	(12,369,092)	(93,001)
Proceeds from sales of property and equipment	–	–	16,380	123
Payments for investments in affiliated companies	–	(1,329,000)	(1,738)	(13)
Payments for purchases of short-term investments and other investments	(13,636,934)	(46,381,084)	(23,620,075)	(177,595)
Proceeds from sales of short-term investments and other investments	7,283,207	42,403,939	16,062,671	120,772
Acquisition of other assets	(140,429)	(169,458)	(58,896)	(443)
Proceeds from sales of other assets	–	–	2,488	19
(Increase) decrease in short-term loans receivable—net	3,500,000	(5,000,000)	3,900,000	29,324
Payments for business acquisitions, net of cash acquired	–	–	(703,974)	(5,293)
Net cash used in investing activities	(39,079,941)	(26,601,793)	(16,140,286)	(121,356)
Financing activities:				
Proceeds from short-term borrowings	1,000,000	2,000,000	10,000,000	75,188
Repayments of short-term borrowings	(1,500,000)	(2,000,000)	(8,600,000)	(64,662)
Proceeds from long-term borrowings	–	–	13,500,000	101,504
Repayments of long-term borrowings	(10,496,664)	(20,168,340)	(20,950,822)	(157,525)
Proceeds from issuance of bonds with detachable warrants	–	169,576	–	–
Repayments of bonds buyback	–	(171,000)	–	–
Proceeds from issuance of common stock	31,339,153	29,820,140	–	–
Proceeds from issuance of commercial paper	–	–	10,000,000	75,188
Repayments of commercial paper	–	–	(10,000,000)	(75,188)
Payments for cash dividends	–	–	(3,238,098)	(24,347)
Other	(9,187)	(71,255)	(301,562)	(2,266)
Net cash provided by (used in) financing activities	20,333,302	9,579,121	(9,590,482)	(72,108)
Effect of exchange rate changes on cash and cash equivalents	(2,605)	12,690	208,736	1,571
Net increase (decrease) in cash and cash equivalents	(3,071,080)	5,718,460	(5,591,756)	(42,043)
Cash and cash equivalents at beginning of year	3,810,239	739,159	6,457,619	48,553
Cash and cash equivalents at end of year	¥ 739,159	¥ 6,457,619	¥ 865,863	$ 6,510
Supplemental information:				
Cash paid during the year for:				
Interest, net of amounts capitalized	¥ 2,225,252	¥ 1,370,364	¥ 1,627,257	$ 12,235
Income taxes	–	2,381,301	6,292,552	47,312

See notes to consolidated financial statements.

1. BASIS OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

I. NATURE OF OPERATIONS

JSAT Corporation (the "Company") and its subsidiaries (together, the "Companies") are primarily engaged in the satellite telecommunications and broadcasting business through 8 satellites providing state-of-the-art satellite-based services mainly in Japan.

The Companies' principal lines of business are telecommunications business services, satellite broadcasting services and telecommunications carrier services.

Telecommunications business services include the provision of domestic and international full-time and occasional satellite transponder capacity to various customers, primarily corporations, for their internal telecommunications networks.

Satellite broadcasting services consist of multi-channel digital broadcasting services through SKY Perfect Communications Inc. ("SKY Perfect"). These services also include the provision of operational support services to SKY Perfect.

Telecommunications carrier services include the provision of transponder capacity to NTT and related entities as part of, or as alternative routing for, their telecommunications networks.

The Companies, in providing their various services, are subject to the Telecommunications Business Law, the Radio Law, the Broadcast Law and other related laws and regulations of Japan.

Telecommunications satellites are subject to significant risks, including launch failure, destruction and damage which may result in total or partial loss, or prevent commercial operation, of a satellite. The Companies have insurance coverage that generally reimburses the Companies for all or a substantial portion of the carrying value of the net assets that may be affected by such events. Additionally, the Companies operate one satellite for back-up purposes, so that the Companies can supply the services continuously in the case of launch and in-orbit failure.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

II. BASIS OF CONSOLIDATED FINANCIAL STATEMENTS

As a result of the acquisition of a 67% stake in Satellite Network, Inc. ("SNET") and establishment of a fully-owned subsidiary, JSAT International Inc. ("JII") for the year ended March 31, 2002, the accompanying financial statements are prepared on a consolidated basis.

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into United States dollar amounts with respect to the year ended March 31, 2002 is included solely for the convenience of readers outside Japan and has been made at the rate of ¥133=U.S.$1, the approximate exchange rate on March 29, 2002. Such translation should not be construed as a representation that the Japanese yen amounts could be converted into United States dollars at the above or any other rate.

The Companies and their affiliated companies maintain their records and prepare their statutory financial statements principally in accordance with the Commercial Code of Japan (the "Code") by applying accounting principles generally accepted in Japan ("Japanese GAAP"). The Company, as a regulated entity, also follows the Telecommunications Business Law and other related accounting regulations for preparing such financial statements.

The accompanying consolidated financial statements incorporate certain adjustments, which have not been entered in the Companies' general books of account and additional disclosures, to conform with U.S. GAAP. Major adjustments and disclosures include those relating to (1) accounting for leases, (2) capitalization of interest costs, (3) accounting for compensated absences, (4) employees' benefit plans, (5) impairment of long-lived assets, (6) common stock issue costs, (7) derivative financial instruments and (8) stock-based compensation.

III. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies applied in the preparation of the accompanying consolidated financial statements are summarized below.

(1) Consolidation and investments in affiliated companies

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Significant inter-company transactions and balances have been eliminated in consolidation. Investments in affiliated companies (companies owned 20% to 50% and corporate joint ventures) are accounted for under the equity method, after appropriate adjustments for inter-company profits and dividends. The excess cost of investments in subsidiaries and affiliated companies over the equity in the net assets at the date of acquisition is principally being amortized over periods of 5 years.

(2) Revenue recognition

The Companies enter into transponder utilization contracts with customers to provide satellite transponder capacity and consignment contracts to transmit customers' broadcasting programs.

Full-time dedicated telecommunications business services and telecommunications carrier services are accounted for as operating leases. Operating lease revenues are recognized on a straight-line basis over the lease term.

Revenues from satellite broadcasting services are recognized based on the contract terms on a monthly billing cycle basis.

Occasional dedicated telecommunications business and other services revenues are recorded when the services are rendered to customers.

(3) Foreign currency translation

All asset and liability accounts of a foreign subsidiary are translated into Japanese yen at appropriate year-end exchange rates and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are accumulated and reported as a component of accumulated other comprehensive income.

Foreign currency receivables and payables are translated into Japanese yen at year-end exchange rates and resulting exchange gains or losses are recognized currently in income.

(4) Cash and cash equivalents

For purposes of the consolidated statements of cash flows, cash equivalents are defined as highly liquid investments which include short-term time deposits, generally with original maturities of three months or less, that are readily convertible into cash and have no significant risk of change in value.

(5) Inventories

Inventories, which mainly consist of preparatory parts of telecommunications equipment, are stated at the lower of cost, on the specification basis, or market.

(6) Short-term investments and other investments

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," unrealized gains and losses on marketable equity securities and debt securities designated as available-for-sale, whose fair values are readily determinable, are included as a component of accumulated other comprehensive income in a separate component of shareholders' equity, net of applicable taxes and debt securities designated as held-to-maturity are stated at amortized cost.

Short-term investments other than marketable equity securities and debt securities are stated at cost plus credited earnings which approximate fair value.

Other investments other than marketable equity securities and debt securities are investments in non-traded and unaffiliated companies, investments in partnerships and non-current time deposits. Investments in non-traded and unaffiliated companies are stated at cost. If an other-than-temporary impairment of these investments is considered to have occurred, the cost basis of the individual security is written down to equity in net assets of the investee. Investments in partnerships are stated at cost plus a share of profit and loss which approximates fair value. Non-current time deposits are stated at cost which approximates fair value.

The cost of securities sold is determined based on the moving average-cost method.

(7) Allowance for doubtful receivables

An allowance for doubtful receivables is established in amounts considered to be appropriate based on the Companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding. In addition, an impairment loss is recognized if the present value of expected future cash flows discounted at the loan's effective interest rate is less than the recorded investment.

(8) Property and equipment and depreciation

Property and equipment are stated at cost. The capitalized cost of telecommunications satellites includes all construction costs, launch costs, launch insurance, direct development costs and capitalized interest. Expenditures for maintenance, repairs and renewals of relatively minor items are expensed as incurred. Depreciation of property and equipment is provided by the straight-line method over the estimated useful lives of the related assets. Estimated useful lives for property and equipment are as principally follows:

Telecommunications satellites	11 to 17 years
Telecommunications equipment	2 to 12 years
Buildings and structures	3 to 47 years
Equipment and furniture	3 to 12 years

As the telecommunications industry is subject to rapid technological changes, the Companies may be required to revise the estimated useful lives of their telecommunications satellites. Accordingly, the estimated useful lives are periodically reviewed using current telemetry, tracking and control data including remaining propellant. If a significant change in the estimated useful lives is identified, the Companies account for such changes on a prospective basis.

The cost and accumulated depreciation for property and equipment sold, retired, or otherwise disposed of are relieved from the accounts, and any resulting gains or losses are reflected in income.

(9) Long-lived assets

In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," long-lived assets and certain identifiable intangibles to be held and used are reviewed, by using future cash flow which is not discounted, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The measurement of an impairment loss for long-lived assets and certain identifiable intangibles to be disposed of is based on the fair value less cost to sell.

(10) Employees' benefit plans and directors' severance indemnities

The Companies have unfunded severance indemnity plans covering substantially all of their employees other than directors and executive officers. The costs of the unfunded plans are accrued based on amounts determined using actuarial methods in accordance with the provisions of SFAS No. 87, "Employers' Accounting for Pensions."

The Company also participates in a contributory multi-employer pension plan covering all of its employees. The costs of the multi-employer plan are accrued based on the contribution amounts.

The costs of the severance indemnity plans for directors and executive officers are accrued based on the vested benefit obligation, which is the amount required to be paid if all directors and executive officers terminated their appointments at each balance sheet date.

(11) Income taxes

Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this statement, the tax effect of temporary differences between the financial statements and income tax basis of assets and liabilities is recognized as deferred income taxes, using enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for any portion of the deferred tax assets where it is considered more likely than not that they will not be realized.

(12) Derivative financial instruments

On April 1, 2001, the Companies adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities–an amendment of FASB Statement No. 133," which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133, as amended, requires that derivatives be reported as assets or liabilities at fair value and that changes in the fair value be accounted for depending on the intended use of the derivative and the resulting designation.

The initial transition adjustments recorded upon the adoption of SFAS No. 133, as amended, were immaterial.

(13) Net income per share

Basic earnings per share ("EPS") is computed by dividing net income by the weighted-average number of common stock outstanding for the period and diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock resulted in the issuance of common stock. The Companies did not have any dilutive potential common stock until the issuance of bonds with detachable warrants on June 14, 2000 and therefore diluted EPS has been the same as basic EPS in 2000. Basic and diluted EPS, as well as the number of shares, are adjusted for the year ended March 31, 2000 to reflect the reverse stock split (2 shares to 1 share) that became effective on January 25, 2000.

(14) Stock-based compensation

The Companies measure compensation costs for stock-based compensation plans using the intrinsic value method of accounting as prescribed in Accounting Principles Board Option ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Companies have adopted those provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," which require disclosures of the pro forma effects on net income and EPS as if compensation cost had been recognized based upon the estimated fair value at the date of grant for options award.

IV. RECLASSIFICATION

Certain reclassifications have been made to the 2000 and 2001 financial statements to conform to the classifications used in 2002.

V. NEW ACCOUNTING STANDARD

Business combinations and goodwill and other intangible assets

In June 2001, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. It also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. SFAS No. 142 requires that goodwill and certain other intangibles no longer be amortized, but instead be tested for impairment at least annually. SFAS No. 142 is required to be applied starting with fiscal years beginning after December 15, 2001, with early application permitted in certain circumstances. Management has not yet determined the impact, if any, the adoption of SFAS No. 141 and 142 will have on the Companies' consolidated financial position and results of operations.

Asset retirement obligations

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and requires that the amount recorded as a liability be capitalized by increasing the carrying amount of the related long-lived asset. Subsequent to initial measurement, the liability is accreted to the ultimate amount anticipated to be paid, and is also adjusted for revisions to the timing or amount of estimated cash flows. The capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss on settlement. SFAS No. 143 is required to be adopted for fiscal years beginning after June 15, 2002, with earlier application encouraged. Management has not yet determined the impact, if any, the adoption of SFAS No. 143 will have on the Companies' consolidated financial position and results of operations.

Impairment or disposal of long-lived assets

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." This statement supersedes SFAS No. 121. SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for (1) recognition and measurement of the impairment of long-lived assets to be held and used; and (2) measurement of the impairment of long-lived assets to be disposed of by sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. Management has not yet determined the impact, if any, the adoption of SFAS No. 144 will have on the Companies' consolidated financial position and results of operations.

2. SHORT-TERM INVESTMENTS AND OTHER INVESTMENTS

In accordance with SFAS No. 115, the Companies' marketable equity securities were classified as available-for-sale securities and the Companies' debt securities were classified as available-for-sale securities or held-to-maturity securities.

At March 31, 2001 and 2002, the aggregate cost, fair value and gross unrealized holding gains and losses on available-for-sale securities and held-to-maturity securities are as follows:

	Thousands of Yen			
	2001			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 4,772,941	¥ 13,046,192	¥ (50,210)	¥ 17,768,923
Debt securities	1,016,334	6,800	–	1,023,134

	Thousands of Yen			
	2002			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥10,656,072	¥10,563,226	¥(100,572)	¥21,118,726
Debt securities	5,991,953	2,926	(11,191)	5,983,688
Held-to-maturity securities	92,577	–	(1,074)	91,503

	Thousands of U.S. Dollars			
	2002			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	$ 80,120	$ 79,423	$ (756)	$ 158,787
Debt securities	45,052	22	(84)	44,990
Held-to-maturity securities	696	–	(8)	688

The proceeds from sales of available-for-sale securities and gross realized gains and losses on these sales for the years ended March 31, 2000, 2001 and 2002 are as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2000	2001	2002	2002
Proceeds from sales	¥1,267,320	¥847,698	¥186,539	$1,403
Gross realized gains	¥1,264,320	¥842,698	¥ 9,540	$ 72
Gross realized losses	–	–	(41,337)	(312)
Net realized gains (losses)	¥1,264,320	¥842,698	¥ (31,797)	$ (240)

Debt securities classified as available-for-sale and held-to-maturity at March 31, 2002 mature as follows:

	Thousands of Yen		
	Available-for-sale		Held-to-maturity
	Cost	Fair value	Cost
Contractual maturities:			
Within 1 year	¥4,821,285	¥4,813,075	–
After 1 year through 5 years	1,080,668	1,079,550	¥92,577
After 5 years through 10 years	–	–	–
After 10 years	90,000	91,063	–
Total	¥5,991,953	¥5,983,688	¥92,577

	Thousands of U.S. Dollars		
	Available-for-sale		Held-to-maturity
	Cost	Fair value	Cost
Contractual maturities:			
Within 1 year	$ 36,250	$ 36,188	–
After 1 year through 5 years	8,125	8,117	$ 696
After 5 years through 10 years	–	–	–
After 10 years	677	685	–
Total	$ 45,052	$ 44,990	$ 696

Investments other than marketable equity securities and debt securities include (1) short-term investments in money management funds, etc., of ¥8,568,313 thousand and ¥2,504,147 thousand ($18,828 thousand) at March 31, 2001 and 2002, respectively, which approximate fair value and (2) other cost basis investments, which are non-traded equity securities, investments in partnerships and non-current time deposits, of ¥1,063,800 thousand and ¥1,343,159 thousand ($10,100 thousand) at March 31, 2001 and 2002, respectively.

3. INVESTMENTS IN AFFILIATED COMPANIES AND RELATED PARTY TRANSACTIONS

NTTSC

The Company has a 35.94% ownership interest in NTT Satellite Communications Inc. ("NTTSC") which was established on April 1, 1998 and is engaged in the provision of internet access services and intranet services in Japan. The Company made an additional equity investment in NTTSC of ¥804,000 thousand on September 29, 2000. Losses of the Company's equity investment by proportional share of NTTSC's net losses were ¥927,881 thousand and ¥804,000 thousand for the years ended March 31, 2000 and 2001, respectively. Additionally, based on agreements between shareholders of NTTSC, the Company has recorded losses of ¥283,028 thousand, ¥75,580 thousand and ¥181,378 thousand ($1,364 thousand) in excess of their equity investment at March 31, 2000, 2001 and 2002, respectively, which have been included in other liabilities.

NTTSC uses the Companies' satellites for Internet access services and intranet services via satellite. Revenues for these services for the years ended March 31, 2000, 2001 and 2002 were ¥704,047 thousand, ¥1,400,443 thousand and ¥1,434,843 thousand ($10,788 thousand), respectively.

Additionally, the Company has an agency service agreement for the uplink operation with NTTSC. Cost of services under the agreement for the years ended March 31, 2000, 2001 and 2002 were ¥44,116 thousand, ¥215,869 thousand and ¥525,756 thousand ($3,953 thousand), respectively.

PPVJ

The Company purchased 20% ownership of Pay Per View Japan, Inc. ("PPVJ") from certain shareholders on September 29, 2000. PPVJ is a provider of pay-per-view programming and a licensed broadcaster over SKY PerfecTV! using the Companies' satellites. Revenues for satellite broadcasting services for the six-month period ended March 31, 2001 and the year ended March 31, 2002 were ¥380,295 thousand and ¥790,571 thousand ($5,944 thousand), respectively.

The Company guarantees of PPVJ's bank borrowings amounted to ¥126,000 thousand ($947 thousand) at March 31, 2002.

Summarized combined financial information for primarily NTTSC and PPVJ at March 31, 2001 and 2002 and for the years ended March 31, 2000, 2001 and 2002 is presented below:

	Thousands of Yen		Thousands of U.S. Dollars
	2001	2002	2002
Current assets	¥ 3,917,450	¥2,014,382	$15,146
Property and equipment—net of accumulated depreciation	1,213,230	889,735	6,690
Other assets	978,951	694,870	5,224
Total assets	¥ 6,109,631	¥3,598,987	$27,060
Current liabilities	¥ 3,602,718	¥4,376,644	$32,907
Non-current liabilities	3,333,798	150,715	1,133
Shareholders' equity	(826,885)	(928,372)	(6,980)
Total liabilities and shareholders' equity	¥ 6,109,631	¥3,598,987	$27,060

	Thousands of Yen			Thousands of U.S. Dollars
	2000	2001	2002	2002
Revenues	¥ 972,381	¥10,054,251	¥13,870,815	$104,292
Net loss	(3,445,707)	(1,523,972)	(101,487)	(763)

The carrying amount of investments in affiliated companies at March 31, 2002 includes ¥387,248 thousand ($2,912 thousand), representing the unamortized balance of the excess cost of investments over the affiliated companies' equity in the net assets, at the date of acquisition.

No dividends from affiliated companies were received for the years ended March 31, 2000, 2001 and 2002.

SKY Perfect

The Company has a 4.92% and 7.01% equity investment in SKY Perfect, which are available-for-sale equity securities, at March 31, 2001 and 2002, respectively. The Company purchased additional shares of SKY Perfect for ¥5,748,045 thousand ($43,218 thousand) from a certain shareholder of the Company on June 29, 2001. The carrying amount of this investment, which has been included in other investments, was ¥16,518,000 thousand and ¥19,754,280 thousand ($148,528 thousand) at March 31, 2001 and 2002, respectively. This investment was pledged as collateral for certain long-term debt of the Company at March 31, 2002 (See Note 5).

The Company provides SKY Perfect with satellite broadcasting services. Revenues from these services were ¥2,153,041 thousand, ¥3,134,851 thousand and ¥3,985,678 thousand ($29,968 thousand) for the years ended March 31, 2000, 2001 and 2002, respectively.

Additionally, the Company had entered into agreements for agency services with SKY Perfect related to uplink operations. Cost of services under these agreements was ¥1,684,446 thousand, ¥2,073,951 thousand and ¥2,161,905 thousand ($16,255 thousand) for the years ended March 31, 2000, 2001 and 2002, respectively.

NTT and related entities

On March 31, 2000, NTT Communications Corporation ("NTTC") became an 18.60% shareholder (currently 16.42% at March 31, 2002) as a result of the Company's issuance of 62,900 shares of common stock. In connection with the equity transaction, the Company purchased their ownership interest (60.33%) in two satellites, the related telecommunications equipment and the related equipment and furniture for ¥32,648,400 thousand.

The Company provides telecommunications business services and telecommunications carrier services to NTT and related entities. Revenues from these services were ¥2,586,580 thousand, ¥9,085,777 thousand and ¥9,454,343 thousand ($71,085 thousand) for the years ended March 31, 2000, 2001 and 2002, respectively.

The Company sold, based on market price, available-for-sale investment securities for ¥1,267,320 thousand and ¥845,496 thousand to NTTC on March 31, 2000 and on April 28, 2000, respectively. Realized securities gains on these sales were ¥1,264,320 thousand and ¥842,496 thousand, respectively.

Other shareholders

The Company had short-term loans receivable from subsidiaries of certain shareholders totaling ¥1,100,000 thousand ($8,271 thousand) which were investments of cash in excess of daily requirements as of March 31, 2002. Interest income recognized on these loans was not material.

4. PROPERTY AND EQUIPMENT

Depreciation expense of property and equipment, including assets recorded under capital leases which are described in Note 14, for the years ended March 31, 2000, 2001 and 2002 was ¥9,862,361 thousand, ¥15,103,776 thousand, and ¥16,193,974 thousand ($121,759 thousand), respectively.

Capitalized interest in connection with construction of major facilities, mainly telecommunications satellites, for the years ended March 31, 2000, 2001 and 2002 was ¥65,146 thousand, ¥129,974 thousand, and ¥85,706 thousand ($644 thousand), respectively.

5. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings at March 31, 2001 and 2002 consist of the following:

	Thousands of Yen				Thousands of U.S. Dollars
	2001		2002		2002
		Interest rate*		Interest rate*	
Bank borrowings	¥1,000,000	0.624%	¥3,350,000	0.401%	$25,188

**The interest rates represent weighted-average rates of outstanding balances at March 31, 2001and 2002.*
All short-term borrowings at March 31, 2001 and 2002 are denominated in Yen.

Long-term debt at March 31, 2001 and 2002 consists of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2001	2002	2002
Long-term debt with collateral:			
Government-owned bank, maturing serially through 2008—annual interest rates of 2.10%–3.18% (2002)	–	¥16,984,360	$127,702
Long-term debt without collateral:			
Banks and insurance companies, maturing serially through 2008—annual interest rates of 1.02%–5.20% (2001) and 0.292%–5.20% (2002)	¥24,606,896	29,442,394	221,372
Government-owned bank, maturing serially through 2008—annual interest rates of 1.30%–4.48% (2001) and 1.30% (2002)	31,363,880	2,093,200	15,738
Non-trade accounts payable due through 2006—non-interest bearing	1,676,000	1,340,800	10,081
Unsecured bonds with detachable warrants, due 2006 redeemable before due date—annual interest rates of 2.38643% (2001) and 1.90077% (2002)	4,500	4,500	34
Capital lease obligations (See Note 14)	132,645	1,590,731	11,960
Total	57,783,921	51,455,985	386,887
Less current maturities	13,970,413	12,287,196	92,385
Long-term debt, less current maturities	¥43,813,508	¥39,168,789	$294,502

Other investments, which were available-for-sale equity securities, with a book value of ¥19,754,280 thousand ($148,528 thousand) were pledged as collateral for certain long-term debt of the Company at March 31, 2002 (See Note 3).

On June 14, 2000, the Company issued floating interest rate bonds with 39 detachable warrants related to stock options. Each warrant, exercisable from June 14, 2002, entitles the holder to subscribe ¥4,500 thousand for shares of common stock of the Company at ¥750,000 per share. The exercise price was adjusted to ¥740,017 per share due to issuance of common stock on August 4, 2000. At March 31, 2002, all warrants were outstanding and will expire on June 14, 2005 (See Notes 8 and 13).

The Company entered into interest rate swap agreements to manage interest rate exposures related to certain debt agreements. The floating interest rates for interest rate swap agreements are generally based on the six-month LIBOR (London Interbank Offered Rate) (See Note 16).

At March 31, 2002, the Companies had unused lines of credit that totaled ¥2,639,000 thousand ($19,842 thousand). Under these programs, the Companies are authorized to obtain short-term financing at prevailing interest rates.

Certain short-term and long-term bank borrowings are made under agreements which, as is customary in Japan, provide that the bank may, under certain conditions, require the borrower to provide collateral or guarantors with respect to the borrowings, and that the bank may treat any collateral, whether furnished as security for short-term or long-term borrowings or otherwise, as collateral for all indebtedness to such banks.

Certain agreements require the borrower, upon the request of the lender, to reduce outstanding loans before scheduled maturity dates when the lender concludes that the borrower is able to reduce such loans through increased earnings or through the proceeds from the sale of common stock or bonds and notes. During the years ended March 31, 2001 and 2002, the Companies did not receive any requests of the kind described above, and there is no expectation that any such requests will be made.

Maturities of long-term debt subsequent to March 31, 2002 are as follows:

Year ending March 31:	Thousands of Yen	Thousands of U.S. Dollars
2003 (included in current liabilities)	¥12,287,196	$ 92,385
2004	8,150,147	61,279
2005	12,039,401	90,522
2006	6,899,292	51,874
2007	9,084,979	68,308
2008 and thereafter	2,994,970	22,519
Total	¥51,455,985	$386,887

6. EMPLOYEES' BENEFIT PLANS AND DIRECTORS' SEVERANCE INDEMNITIES

The Companies have unfunded defined benefit severance indemnity plans under which all of their employees, other than directors and executive officers, are entitled, under most circumstances, upon mandatory retirement at normal retirement age or earlier termination of employment, to lump-sum severance payment based on the level of compensation at retirement or earlier termination of employment, length of service and other factors.

The Company also participates in a contributory multi-employer pension plan covering all of its employees. The benefits for the multi-employer pension plan are based on a standard remuneration schedule under the Welfare Pension Insurance Law, the length of participation and other factors. However, assets contributed by an employer are not segregated in a separate account or restricted to provide benefits only to employees of that employer, including the Company.

Contributions to the multi-employer plan, which are recognized as incurred, were ¥29,608 thousand, ¥33,228 thousand and ¥39,095 thousand ($294 thousand) for the years ended March 31, 2000, 2001 and 2002, respectively.

Net periodic pension cost of the unfunded plans for the years ended March 31, 2000, 2001 and 2002 consisted of the following components:

	Thousands of Yen			Thousands of U.S. Dollars
	2000	2001	2002	2002
Service cost—benefits earned during the period	¥49,822	¥57,978	¥ 76,033	$572
Interest cost on projected benefit obligation	10,063	12,438	13,968	105
Amortization of unrecognized obligation at transition	6,533	6,533	6,533	49
Amortization of unrecognized net actuarial loss	1,371	2,071	4,431	33
Net periodic pension cost	¥67,789	¥79,020	¥100,965	$759

The changes in benefit obligation and composition of amounts recognized in the consolidated balance sheets are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2001	2002	2002
Changes in benefit obligation:			
Benefit obligation at December 31, 1999 and 2000	¥415,988	¥524,911	$3,947
Service cost	57,978	76,033	572
Interest cost	12,438	13,968	105
Actuarial loss	55,439	34,576	260
Acquisition	–	135,220	1,016
Direct benefit payments	(15,527)	–	–
Transfer to the directors' plans	(1,405)	–	–
Benefit obligation at December 31, 2000 and 2001	524,911	784,708	5,900
Direct benefit payments during the three-month periods ended March 31, 2001 and 2002	–	(196)	(2)
Unrecognized net obligation at transition being recognized over 18 years	(91,451)	(84,918)	(638)
Unrecognized actuarial loss	(132,253)	(162,398)	(1,221)
Net amount recognized	¥301,207	¥537,196	$4,039
Amounts recognized in the consolidated balance sheets consist of:			
Liability for severance payments	¥311,886	¥537,196	$4,039
Other assets	(10,679)	–	–
Net amount recognized	¥301,207	¥537,196	$4,039

Assumptions used for 2000, 2001 and 2002 in determining costs for the plans shown above are as follows:

	2000	2001	2002
Weighted-average discount rate	3.00%	2.50%	2.10%
Average rate of increase in future compensation levels	4.32%	4.32%	2.81%–4.32%

The Companies also have directors' unfunded severance indemnity plans. Benefits under the directors' plans are based on the level of compensation at retirement, length of service and other factors. Liabilities for severance payments under the directors' plans at March 31, 2001 and 2002, amounting to ¥156,475 thousand and ¥235,443 thousand ($1,770 thousand), respectively, were stated on the vested benefit obligation basis, which was required to be paid if all directors and executive officers terminated their appointments as of the balance sheet date.

Charges to operations for the years ended March 31, 2000, 2001 and 2002 with respect to the directors' plans were ¥47,797 thousand, ¥93,590 thousand and ¥78,567 thousand ($591 thousand), respectively.

7. SHAREHOLDERS' EQUITY

The changes in the number of shares of common stock issued during the years ended March 31, 2000, 2001 and 2002 are as follows:

	Number of shares		
	2000	2001	2002
Balance, beginning of year	550,509.0	338,154.5	383,154.5
Reverse stock split	(275,254.5)	–	–
Issuance of common stock	62,900.0	45,000.0	–
Balance, end of year	338,154.5	383,154.5	383,154.5

The Company and its domestic subsidiary are subject to the Code to which certain amendments became effective from October 1, 2001.

Prior to October 1, 2001, the Code required at least 50% of the issue price of new shares, with a minimum of the par value thereof, to be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital were credited to additional paid-in capital. Effective October 1, 2001, the Code was revised and common stock par values were eliminated resulting in all shares being recorded with no par value.

Prior to October 1, 2001, the Code provided that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 25% of stated capital. Effective October 1, 2001, the revised Code allows for such appropriations to be determined based on total additional paid-in capital and legal reserve. The amount of total additional paid-in capital and legal reserve which exceeds 25% of stated capital can be transferred to retained earnings by resolution of the shareholders, which may be available for dividends. Under the Code, companies may issue new common shares to existing shareholders without consideration as a stock split pursuant to resolution of the Board of Directors. Prior to October 1, 2001, the amount calculated by dividing the total amount of shareholders' equity by the number of outstanding shares after the stock split could not be less than ¥50,000. The revised Code eliminated this restriction.

Prior to October 1, 2001, the Code imposed certain restrictions on the repurchase and use of treasury stock. Effective October 1, 2001, the Code eliminated these restrictions allowing companies to repurchase treasury stock by resolution of the shareholders at the general shareholders' meeting and dispose of such treasury stock by resolution of the Board of Directors after March 31, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividends plus amount of stated capital, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders' meeting.

The Code permits companies to transfer a portion of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The Code also permits companies to transfer a portion of unappropriated retained earnings, available for dividends, to stated capital by resolution of the shareholders.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code. The amount of retained earnings available for dividends under the Code is based on the amount recorded in the Company's general books of account maintained in accordance with accounting principles generally accepted in Japan. The adjustments included in the accompanying consolidated financial statements but not recorded in the books have no effect on the determination of retained earnings available for dividends under the Code. Retained earnings available for dividends of the Company at March 31, 2001 and 2002 were ¥4,499,627 thousand and ¥6,897,538 thousand ($51,861 thousand), respectively.

On December 21, 1999, the Company's shareholders' meeting approved a reverse stock split (2 shares to 1 share). The Company effected the reverse stock split on January 25, 2000. The reverse stock split decreased the Company's common stock issued by 275,254.5 shares.

On March 31, 2000, the Company issued 62,900 shares of common stock at the issue price of ¥500,000 per share to NTTC (See Note 3).

On August 4, 2000, the Company's initial public offering resulted in the sale of 45,000 newly issued shares of common stock. Net proceeds of common stock issued was ¥29,820,140 thousand.

Accumulated other comprehensive income represents cumulative gains or losses on items that are not reflected in net income. Other comprehensive income (loss) for the years ended March 31, 2000, 2001 and 2002, is as follows:

	Thousands of Yen		
	Pre-tax amount	Tax (expense) or benefit	Net-of-tax amount
For the year ended March 31, 2000			
Unrealized gains and losses on securities:			
Unrealized holding gains and losses arising during the period	¥ 4,155,206	¥ (1,745,186)	¥ 2,410,020
Less reclassification adjustment for gains and losses included in net income	(1,264,320)	531,014	(733,306)
Net unrealized gains and losses on securities	2,890,886	(1,214,172)	1,676,714
Other comprehensive income	¥ 2,890,886	¥ (1,214,172)	¥ 1,676,714

	Thousands of Yen		
	Pre-tax amount	Tax (expense) or benefit	Net-of-tax amount
For the year ended March 31, 2001			
Unrealized gains and losses on securities:			
Unrealized holding gains and losses arising during the period	¥10,921,992	¥ (4,587,236)	¥ 6,334,756
Less reclassification adjustment for gains and losses included in net income	(842,698)	353,933	(488,765)
Net unrealized gains and losses on securities	10,079,294	(4,233,303)	5,845,991
Other comprehensive income	¥10,079,294	¥ (4,233,303)	¥ 5,845,991

	Thousands of Yen		
	Pre-tax amount	Tax (expense) or benefit	Net-of-tax amount
For the year ended March 31, 2002			
Unrealized gains and losses on securities:			
Unrealized holding gains and losses arising during the period	¥(2,580,190)	¥ 1,083,680	¥(1,496,510)
Less reclassification adjustment for gains and losses included in net income	31,797	(13,355)	18,442
Net unrealized gains and losses on securities	(2,548,393)	1,070,325	(1,478,068)
Foreign currency translation adjustments	183,610	–	183,610
Other comprehensive loss	¥(2,364,783)	¥ 1,070,325	¥(1,294,458)

	Thousands of U.S. Dollars		
	Pre-tax amount	Tax (expense) or benefit	Net-of-tax amount
For the year ended March 31, 2002			
Unrealized gains and losses on securities:			
Unrealized holding gains and losses arising during the period	$ (19,400)	$ 8,148	$ (11,252)
Less reclassification adjustment for gains and losses included in net income	240	(101)	139
Net unrealized gains and losses on securities	(19,160)	8,047	(11,113)
Foreign currency translation adjustments	1,380	–	1,380
Other comprehensive loss	$ (17,780)	$ 8,047	$ (9,733)

8. STOCK-BASED COMPENSATION PLAN

The Company has a stock-based compensation plan as an incentive plan for directors and selected employees. The plan uses unsecured bonds with detachable warrants which are described in Note 5.

Upon issuance of the bonds with detachable warrants, the Company has purchased all of the detachable warrants and distributed them to the directors and the selected employees of the Company.

By exercising a warrant, the directors and the selected employees can purchase the common stock of the Company, the number of shares of which is calculated as ¥4,500 thousand ($34 thousand) divided by the exercise price. The warrants become exercisable 2 years after the date of grant for the directors and the selected employees based on agreements with the Company regardless of the exercisable term of the underlying warrants and expire 5 years from the date of grant.

A summary of the plan activity for the years ended March 31, 2001 and 2002 is as follows:

	2001		2002		
		Weighted-average exercise price		Weighted-average exercise price	
	Number of Shares	Yen	Number of Shares	Yen	U.S. Dollars
Outstanding, beginning of year	–	–	237	¥740,017	$5,564
Granted	237	¥740,017	–	–	–
Exercised	–	–	–	–	–
Outstanding, end of year	237	740,017	237	740,017	5,564
Exercisable, end of year	–	¥ –	–	¥ –	$ –

A summary of warrants outstanding and exercisable at March 31, 2002 is as follows:

	Yen
Exercise price range	¥740,017
Outstanding:	
Number of shares	237
Weighted-average remaining life (years)	3.21
Weighted-average exercise price:	
Yen	¥740,017
U.S. Dollars	$ 5,564
Exercisable:	
Number of shares	–
Weighted-average exercise price:	
Yen	–
U.S. Dollars	–

As the exercise price was determined based on the fair value per share of the Company near the date of grant, compensation expense for the plan was not material for the years ended March 31, 2001 and 2002.

In accordance with SFAS No. 123, the Companies have elected to account for stock-based compensation under the provisions of APB No. 25. Had compensation for the Companies' plan been recognized based on the fair value at the grant date under the methodology prescribed by SFAS No. 123, the Companies' pro forma net income and EPS for the years ended March 31, 2001 and 2002 would have been impacted as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2001	2002	2002
Net income:			
As reported	¥5,125,109	¥5,608,831	$42,172
Pro forma	5,160,416	5,573,524	41,907

	Yen		U.S. Dollars
	2001	2002	2002
Basic EPS:			
As reported	¥13,936.64	¥14,638.58	$110.06
Pro forma	14,032.65	14,546.43	109.37
Diluted EPS:			
As reported	13,935.31	14,638.58	110.06
Pro forma	14,031.31	14,546.43	109.37

The weighted-average fair value per share at the date of grant for warrants granted during the year ended March 31, 2001 was ¥3,662. The fair value of warrants granted on the date of grant in determining the pro forma impact is estimated using the minimum value method, which does not require consideration of volatility of the Company's stock over the expected life of the option, with the following weighted-average assumption:

	2001	2002
Risk-free interest rate	0.81%	–
Expected life (years)	3.50	–
Expected volatility	0.00%	–
Expected dividend	0.71%	–

9. SEGMENT INFORMATION

As indicated in Note 1, the Companies operate in a single operating segment which is to provide satellite telecommunications and broadcasting services to customers.

Revenues from external customers for each service for the years ended March 31, 2000, 2001 and 2002 are as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2000	2001	2002	2002
Revenues from:				
Telecommunications business services	¥10,182,361	¥11,777,489	¥12,976,426	$ 97,567
Satellite broadcasting services				
(primarily related to SKY PerfecTV!)	14,151,647	16,899,757	17,999,918	135,338
Telecommunications carrier services (NTT and related entities)	2,579,235	8,922,714	8,732,277	65,656
Other	73,003	560,473	1,074,196	8,077
Total revenues	¥26,986,246	¥38,160,433	¥40,782,817	$306,638

The Companies' revenues from external customers are mainly derived from customers in Japan and their long-lived assets are located mainly in Japan.

Revenues from NTT and related entities, which accounted for 10% or more of the Companies' revenues for the years ended March 31, 2000, 2001 and 2002, were ¥2,586,580 thousand, ¥9,085,777 thousand and ¥9,454,343 thousand ($71,085 thousand), respectively. Revenues from such customers are included in Telecommunications business services and Telecommunications carrier services.

10. RESEARCH AND DEVELOPMENT EXPENSES AND ADVERTISING COSTS

Research and development expenses:

Research and development expenses, which are charged to income as incurred, were ¥102,321 thousand, ¥269,336 thousand and ¥188,409 thousand ($1,417 thousand) for the years ended March 31, 2000, 2001 and 2002, respectively.

Advertising costs:

Advertising costs are expensed as incurred. Advertising costs included in sales and marketing were ¥170,394 thousand, ¥233,486 thousand and ¥181,226 thousand ($1,363 thousand) for the years ended March 31, 2000, 2001 and 2002, respectively.

11. OTHER INCOME (EXPENSES)

Other—net as shown in other income (expenses) for the years ended March 31, 2000, 2001 and 2002 consisted of the following:

	Thousands of Yen			Thousands of U.S. Dollars
	2000	2001	2002	2002
Cancellation fee income related to business service agreements	–	¥ 20,741	¥157,012	$1,181
Fees received related to the launch delay of JCSAT-4A	¥ 162,220	–	–	–
Office relocation cost	–	–	(232,906)	(1,751)
Interest and dividend income	47,517	120,495	98,861	743
Gain (loss) on sales of investments—net	1,291,798	842,496	(35,549)	(267)
Loss on write-downs of investments	(50,397)	(1,278)	(294,565)	(2,215)
Foreign currency transaction gain (loss)	(69,325)	253,700	557,768	4,194
Other—net	(50,746)	(34,694)	50,070	376
	¥1,331,067	¥1,201,460	¥300,691	$2,261

12. INCOME TAXES

Income taxes in Japan applicable to the Company and its domestic subsidiary, imposed by the national, prefecture and municipal governments, in the aggregate resulted in a normal effective statutory tax rate of approximately 42%. A foreign subsidiary is subject to income taxes of the country in which it operates.

A reconciliation between taxes calculated at the normal statutory rate in Japan and the Companies' provision for income taxes in the accompanying consolidated statements of income for the years ended March 31, 2000, 2001 and 2002 is as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2000	2001	2002	2002
Taxes calculated at the normal rate in Japan applied to pretax income	¥2,383,687	¥4,072,107	¥4,197,612	$31,561
Increases (decreases) in taxes resulting from:				
Expenses not deductible for tax purposes and income not taxable—net	77,267	94,569	78,561	591
Tax effects on equity in losses of affiliated companies	508,586	373,410	91,122	685
Other—net	8,466	30,297	(5,349)	(41)
Total provision for income taxes	¥2,978,006	¥4,570,383	¥4,361,946	$32,796

Total income taxes recognized for the years ended March 31, 2000, 2001 and 2002 are allocated as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2000	2001	2002	2002
Provision for income taxes	¥2,978,006	¥4,570,383	¥4,361,946	$32,796
Shareholders' equity—accumulated other comprehensive income (See Note 7)	1,214,172	4,233,303	(1,070,325)	(8,047)
Total income taxes	¥4,192,178	¥8,803,686	¥3,291,621	$24,749

The tax effects of significant temporary differences which result in deferred tax assets and liabilities at March 31, 2001 and 2002 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2001	2002	2002
Deferred tax assets:			
Other investments	–	¥ 84,987	$ 639
Long-lived assets	¥ 856,568	976,464	7,342
Accounts receivable	422,510	283,408	2,131
Allowance for doubtful receivables	33,497	27,270	205
Liability for severance payments	162,779	282,895	2,127
Accrued enterprise tax	344,754	161,889	1,217
Accrued bonus	63,582	100,674	757
Other	102,870	272,921	2,052
Total deferred tax assets	1,986,560	2,190,508	16,470
Deferred tax liabilities:			
Property—interest capitalization	268,246	285,544	2,147
Marketable equity securities and debt securities	5,461,168	4,390,843	33,014
Other	8,414	26,046	195
Total deferred tax liabilities	5,737,828	4,702,433	35,356
Net deferred tax liabilities	¥(3,751,268)	¥(2,511,925)	$(18,886)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Although realization is not assured, based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that all of the deferred tax assets will be realized.

13. RECONCILIATION OF THE DIFFERENCES BETWEEN BASIC AND DILUTED NET INCOME PER SHARE

Basic and diluted EPS as well as the number of shares in the following table are adjusted for the year ended March 31, 2000 to reflect the reverse stock split (2 shares to 1 share) that has become effective on January 25, 2000. Reconciliation of the differences between basic and diluted EPS for the years ended March 31, 2000, 2001 and 2002 is as follows:

	Thousands of Yen	Number of Shares	Yen
	Net income	Weighted-average shares	EPS
For the year ended March 31, 2000:			
Basic EPS:			
Net income available to common shareholders	¥2,697,439	275,427	¥ 9,793.66
Effect of dilutive securities:			
Warrants	–	–	–
Diluted EPS:			
Net income for computation	¥2,697,439	275,427	¥ 9,793.66
For the year ended March 31, 2001:			
Basic EPS:			
Net income available to common shareholders	¥5,125,109	367,744	¥13,936.64
Effect of dilutive securities:			
Warrants	–	35	–
Diluted EPS:			
Net income for computation	¥5,125,109	367,779	¥13,935.31

	Thousands of Yen	Number of Shares	Yen	U.S. Dollars
	Net income	Weighted-average shares	EPS	EPS
For the year ended March 31, 2002:				
Basic EPS:				
Net income available to common shareholders	¥5,608,831	383,154	¥14,638.58	$110.06
Effect of dilutive securities:				
Warrants	–	–	–	–
Diluted EPS:				
Net income for computation	¥5,608,831	383,154	¥14,638.58	$110.06

14. LEASES

Lessee

The Companies have capital lease obligations principally for telecommunications equipment.

An analysis of the leased assets under capital leases as of March 31, 2001 and 2002 is as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2001	2002	2002
Telecommunications equipment	¥271,500	¥2,995,962	$22,526
Other	7,020	168,741	1,269
Less accumulated depreciation	(150,581)	(1,667,138)	(12,535)
Net book value	¥127,939	¥1,497,565	$11,260

Future minimum lease payments at March 31, 2002 and thereafter are as follows:

Year ending March 31:	Thousands of Yen	Thousands of U.S. Dollars
2003	¥ 591,856	$ 4,450
2004	440,316	3,311
2005	323,412	2,432
2006	170,765	1,284
2007	57,862	435
2008 and thereafter	118,807	893
Total	1,703,018	12,805
Less amount representing interest	112,287	845
Present value of net minimum lease payments (See Note 5)	1,590,731	11,960
Less current maturities	538,092	4,045
Long-term capital lease obligations	¥1,052,639	$ 7,915

Rental expenses under operating leases for the years ended March 31, 2000, 2001 and 2002 were ¥255,878 thousand, ¥364,235 thousand and ¥384,897 thousand ($2,894 thousand), respectively. The minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2002 are as follows:

Year ending March 31:	Thousands of Yen	Thousands of U.S. Dollars
2003	¥ 468,937	$ 3,526
2004	467,959	3,518
2005	466,601	3,508
2006	465,517	3,500
2007	348,558	2,621
2008 and thereafter	–	–
Total	¥2,217,572	$16,673

Lessor

The Company leases satellite transponders under full-time dedicated telecommunications business services and telecommunications carrier services and these leases are classified as cancelable operating leases under SFAS No. 13, "Accounting for Leases."

Revenues from operating leases included in revenues were ¥9,206,953 thousand, ¥16,833,035 thousand, and ¥15,235,382 thousand ($114,552 thousand) for the years ended March 31, 2000, 2001 and 2002, respectively.

The following schedule provides an analysis of the Company's investments in property on operating leases as of March 31, 2001 and 2002:

	Thousands of Yen		Thousands of U.S. Dollars
	2001	2002	2002
Telecommunications satellites on operating leases	¥35,392,125	¥32,418,207	$243,746
Less accumulated depreciation	(15,540,932)	(18,679,785)	(140,450)
Net book value	¥19,851,193	¥13,738,422	$103,296

15. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments:

The commitments outstanding by the Companies at March 31, 2002 are for a launch contract for future replacement satellites, a joint procurement of a satellite for Horizons Satellite LLC and construction contract for new buildings of ¥14,990,625 thousand ($112,711 thousand), ¥3,795,705 thousand ($28,539 thousand) and ¥887,400 thousand ($6,672 thousand), respectively.

Contingent liabilities:

Contingent liabilities for guarantees given for an affiliated company's bank borrowings amounted to ¥126,000 thousand ($947 thousand) at March 31, 2002 (See Note 3).

16. FINANCIAL INSTRUMENTS

1. DERIVATIVE FINANCIAL INSTRUMENTS

The Companies are exposed to a variety of market risks including the effects of changes in interest rates and foreign exchange rates. These exposures are managed, in part, with the use of derivative instruments.

Fair value hedges

For derivative instruments designated as hedges of the exposure to changes in the fair value of a recognized asset or liability or a firm commitment, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged.

The Companies' purchases of telecommunications satellites from overseas companies generate foreign currency exposures related to buying in currencies other than the functional currency. The Company has entered into foreign exchange forward contracts and currency swap agreements to hedge market risks from the changes in foreign exchange rates associated with firm commitments for a launch contract of telecommunications satellites denominated in foreign currencies.

The Companies enter into these transactions in accordance with internal policies which regulate the authorization and assess foreign exchange rate risk by continually monitoring changes in its exposures.

Undesignated derivative instruments

For derivative instruments not designated as hedging instruments under SFAS No. 133, the gain and loss is recognized currently in income.

These derivative instruments include foreign exchange forward contracts, foreign currency option contracts, interest rate swap agreements and interest rate cap agreements. The intent of these derivative instruments is to economically hedge foreign currency exposures, created by commitments for a launch contract of telecommunications satellites and investments in securities denominated in foreign currencies, and interest rate exposures associated with long-term debt.

2. CONCENTRATION OF CREDIT RISK

A certain concentration of the Companies' business services is found in multi-channel digital broadcasting services through SKY Perfect. However, due to the large number and diversity of the Companies' customer base, concentration of credit risk with respect to trade accounts receivable is limited. The Companies perform ongoing credit evaluation of their customers' financial condition.

All of the Companies' telecommunications carrier services are provided to NTT and related entities and to this extent there is a concentration of credit risk with respect to trade accounts receivable in this area. The Companies believe, however, that they are not exposed to significant credit risk in this business in light of the high credit ratings of NTT and related entities.

The Companies are also exposed to the risk of credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. The Companies transact with selected international financial institutions to minimize the credit risk exposures. Credit risk is managed through the credit line that is approved by management.

3. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each category of financial instruments for which it is practicable to estimate that value. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The effect of using different market assumptions and/or estimation methodologies may be material to the estimated fair value amounts.

Cash and cash equivalents, time deposits, accounts receivable, trade accounts payable and short-term borrowings

The carrying amounts approximate fair values because of the short maturity of these instruments.

Short-term investments and other investments

The fair values of marketable securities included in short-term investments and other investments are based on quoted market prices. The fair value information for each category of securities is set forth in Note 2. It is not practicable to estimate fair values of the investments in non-traded and unaffiliated companies.

Non-current accounts receivable (included in other assets)

The fair values were estimated by discounted future cash flows using currently available market rates.

Long-term debt

The fair values were estimated by discounted future cash flows using currently available market rates.

Foreign exchange forward contracts, foreign currency option contracts and currency swap agreements

The fair values of these instruments were estimated based on values quoted by brokers.

Interest rate swap agreements and interest rate cap agreements

The fair values of these instruments were estimated based on values quoted by brokers.

	Thousands of Yen		
	2001		
	Notional amount	Carrying amount	Estimated fair value
Financial assets:			
Cash and cash equivalents		¥ 6,457,619	¥ 6,457,619
Time deposits		623,900	623,900
Accounts receivable		6,691,433	6,691,433
Non-current accounts receivable		538,780	506,497
Financial liabilities:			
Short-term borrowings		¥ (1,000,000)	¥ (1,000,000)
Trade accounts payable		(1,583,961)	(1,583,961)
Long-term debt		(57,651,276)	(60,015,657)
Derivatives:			
Foreign exchange forward contracts	¥ 1,741,164	¥ 398,589	¥ 369,456
Interest rate swaps	8,500,000	10,192	36,184
Interest rate caps	1,100,000	7,617	22

	Thousands of Yen		
	2002		
	Notional amount	Carrying amount	Estimated fair value
Financial assets:			
Cash and cash equivalents		¥ 865,863	¥ 865,863
Time deposits		4,500	4,500
Accounts receivable		4,261,432	4,261,432
Non-current accounts receivable		404,085	379,271
Financial liabilities:			
Short-term borrowings		¥ (3,350,000)	¥ (3,350,000)
Trade accounts payable		(730,868)	(730,868)
Long-term debt		(49,865,254)	(50,908,043)
Derivatives:			
Foreign exchange forward contracts	¥ 824,100	¥ 98,585	¥ 98,585
Foreign currency option contracts	5,502,938	189,699	189,699
Currency swap agreements	3,683,813	318,550	318,550
Interest rate swaps	7,500,000	12,799	12,799
Interest rate caps	1,100,000	0	0

	Thousands of U.S. Dollars		
	2002		
	Notional amount	Carrying amount	Estimated fair value
Financial assets:			
Cash and cash equivalents		$ 6,510	$ 6,510
Time deposits		34	34
Accounts receivable		32,041	32,041
Non-current accounts receivable		3,038	2,852
Financial liabilities:			
Short-term borrowings		$ (25,188)	$ (25,188)
Trade accounts payable		(5,495)	(5,495)
Long-term debt		(374,927)	(382,767)
Derivatives:			
Foreign exchange forward contracts	$ 6,196	$ 741	$ 741
Foreign currency option contracts	41,375	1,426	1,426
Currency swap agreements	27,698	2,395	2,395
Interest rate swaps	56,391	96	96
Interest rate caps	8,271	0	0

17. SUBSEQUENT EVENTS

On April 3, 2002, the Company issued ¥20,000,000 thousand ($150,376 thousand) principal amount of zero coupon convertible bonds due 2007. These will be convertible into shares of common stock from April 17, 2002 to March 16, 2007 with a conversion price of ¥739,000 ($5,556). The proceeds of the offering will be utilized primarily to purchase telecommunications satellites.

On April 26, 2002, a resolution was made by the Company's Board of Directors for the payment of a cash dividend to shareholders of record on March 31, 2002 of ¥2,500 ($19) per share or a total of ¥957,885 thousand ($7,202 thousand), subject to shareholders' approval at the general shareholders' meeting to be held on June 26, 2002 (See Note 7).

Tohmatsu & Co.
MS Shibaura Building,
13-23, Shibaura 4-chome,
Minato-ku, Tokyo 108-8530, Japan

Tel: +81-3-3457-7321
Fax: +81-3-3457-1694
www.tohmatsu.co.jp

Deloitte Touche Tohmatsu

To the Board of Directors and Shareholders of
JSAT Corporation:

We have audited the accompanying consolidated balance sheets of JSAT Corporation and subsidiaries as of March 31, 2001 and 2002, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2002 (all expressed in Japanese yen). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of JSAT Corporation and subsidiaries as of March 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Japanese yen amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such United States dollar amounts are presented solely for the convenience of readers outside Japan.

June 1, 2002

Deloitte Touche Tohmatsu

Satellite Fleet



JCSAT-2A (154°E)

This satellite is the successor to JCSAT-2 and was launched in March 2002. It has additional C-band transponders which provide a broad network for global customers, covering Hawaii, Asia and Oceania. Its Ku-band transponders are employed mainly for communications carriers, corporate and public-sector networks and pulse-code modulation (PCM) audio broadcasts.

JCSAT-1B (150°E)

Broad Ku-band coverage makes this satellite suitable for domestic as well as international telecommunications services.

N-STARb (136°E) **N-STARa (132°E)**

These satellites are used for telecommunications carrier services offered by the NTT Group and for corporate intranets.

JCSAT-3 (128°E)

This satellite's Ku-band transponders are used along with those of JCSAT-4A primarily for the digital multichannel satellite broadcasts of SKY PerfecTV! and corporate internal networks. Its C-band transponders, covering the area from Pakistan to Hawaii, are mainly used for international telecommunications within the Asia-Pacific region.

JCSAT-R

This satellite is reserved entirely as a backup unit for other JCSAT satellites.

JCSAT-4A (124°E)

Together with JCSAT-3, this satellite handles SKY PerfecTV! broadcasts as well as corporate internal networks and satellite intranet services.

JCSAT-110 (110°E)

This satellite is located in the same orbital slot as Japanese BS satellites and used for the new DTH service of SKY PerfecTV! 2.

Horizons-1 (127°W)

This satellite will be launched in December 2002 or shortly thereafter and its Ku-band transponders will cover North America and Hawaii. Together with the C-band transponders of JCSAT-2A, it will create a seamless network from the U.S. East Coast to Asia and Oceania and will be used for content distribution networks.

	JCSAT-2A	JCSAT-1B	N-STARb	N-STARa	JCSAT-3	JCSAT-R	JCSAT-4A	JCSAT-110	Horizons-1
Orbital position	Long. 154° E	Long. 150° E	Long. 136° E	Long. 132° E	Long. 128° E	—	Long. 124° E	Long. 110° E	Long. 127° W (planned)
Launch date (Japan time)	Mar. 29, 2002	Dec. 3, 1997	Feb. 5, 1996	Aug. 29, 1995	Aug. 29, 1995	Feb. 17, 1997	Feb. 16, 1999	Oct. 7, 2000	Dec. 2002 or shortly thereafter
Satellite bus	Boeing 601	Boeing 601	FS1300	FS1300	Boeing 601	Boeing 601	Boeing 601	A2100AX	Boeing 601HP
Design life	11 years	12 years	10 years	10 years	12 years	12 years	14.5 years	15 years	15 years
Communications system frequency band	Ku-band/ C-band	Ku-band	Ka-band/ Ku-band/ C-band	Ka-band/ Ku-band/ C-band	Ku-band/ C-band	Ku-band/ C-band	Ku-band	Ku-band	Ku-band
Bandwidth and number of transponders	Ku: 57 MHz x16 C: 36 MHz x11 54 MHz x 5	27 MHz x16 36 MHz x16	Ka: 100 MHz x 5 200 MHz x 6 Ku: 54 MHz x 8 C: 72 MHz x 5	Ka: 100 MHz x 5 200 MHz x 6 Ku: 54 MHz x 8 C: 72 MHz x 5	Ku: 27 MHz x16 36 MHz x12 C: 36 MHz x12	Ku: 27 MHz x16 36 MHz x12 C: 36 MHz x12	27 MHz x32	36 MHz x12	36 MHz x24

Design Life of Satellites



(Calendar year)
1995
2000
2002
2005
2010
2015
JCSAT-2A (154°E)
11 years
JCSAT-1B (150°E)
12 years
N-STARb (136°E)
10 years
N-STARa (132°E)
10 years
JCSAT-3 (128°E)
12 years
JCSAT-R
12 years
JCSAT-4A (124°E)
14.5 years
JCSAT-110 (110°E)
15 years

"Design Life" and "Operational Life" of Satellites

The above table indicates the design life of each satellite operated by JSAT, as of the time of production of this annual report. The design life of a satellite is not the same as the operational life and does not indicate the launch time of replacement satellites or the timing of investment in replacement satellites. In addition, the operational life of a satellite may be shorter than the design life, due to such factors as excessive consumption of propulsion fuel or in-orbit failure.

Coverage Areas



JCSAT-1B Ku-band
JCSAT-3 Ku-band
JCSAT-3 C-band
JCSAT-2A Ku-band/C-band

------ Ku-band
—— C-band

Corporate Data

Company name:
JSAT Corporation

Established:
February 1985

Capital:
¥53,769,570,000

Number of employees:
199 (251 on a consolidated basis)

JSAT Corporation:

Headquarters:
Pacific Century Place Marunouchi 18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218, Japan
Tel +81-3-5219-7778
Fax +81-3-5219-7878

Yokohama Satellite Control Center (main control center):
229-1, Miho-cho, Midori-ku, Yokohama, Kanagawa
226-0015, Japan
Tel +81-45-922-7111
Fax +81-45-922-7005

Gunma Satellite Control Station (backup control station):
3590-1, Aza-Momoizumi, Oaza-Arai, Shinto-mura,
Kita-Gunma-gun, Gunma 370-3503, Japan

Osaka Branch Office:
Sumitomo Bldg. No. 2 6F
4-7-28, Kitahama, Chuo-ku, Osaka 541-0041, Japan
Tel +81-6-6223-0513
Fax +81-6-6221-4558

Singapore Representative Office:
20 Cecil Street #11-03/06, The Exchange, Singapore 049705
Tel +65-6438-3101
Fax +65-6820-2159

JSAT International Inc.:
5230 Pacific Concourse Drive 2F, Los Angeles, CA 90045, U.S.A.
Tel +1-310-643-4484
Fax +1-310-643-4485

Satellite Network, Inc.:
6F, Toranomon Daiichi Bldg.,
2-3, Toranomon 1-Chome, Minato-ku, Tokyo 105-0001, Japan
Tel +81-3-3597-6031
Fax +81-3-3597-6030

Information

If you have any questions, please contact:

JSAT Corporation
Investor Relations Department
Corporate Planning & Communications Group
Pacific Century Place Marunouchi 18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218, Japan
Tel +81-3-5219-7778
Fax +81-3-5219-7878
URL: http://www.jsat.net
E-mail: investors@jsat.net

Corporate History

Feb.	1985	Japan Communications Satellite, Inc. (JCSAT), established
Apr.	1985	Satellite Japan Corporation (SAJAC) established
Mar.	1989	JCSAT-1 satellite launched
Jan.	1990	JCSAT-2 satellite launched
Aug.	1993	Name changed to Japan Satellite Systems Inc. (JSAT) upon the merger of JCSAT and SAJAC
Aug.	1995	JCSAT-3 satellite launched
Feb.	1997	JCSAT-R satellite launched
Dec.	1997	JCSAT-1B satellite launched
Feb.	1999	JCSAT-4A satellite launched
Mar.	2000	Majority interest in N-STARa and N-STARb satellites acquired from NTT Communications
Apr.	2000	Name changed to JSAT Corporation
Aug.	2000	Shares listed on the First Section of the Tokyo Stock Exchange
Oct.	2000	JCSAT-110 satellite launched
Jul.	2001	Satellite Network, Inc. (SNET), became a subsidiary
Jul.	2001	JSAT International Inc. (JII) established
Mar.	2002	JCSAT-2A satellite launched

Stock Information

(As of March 31, 2002)

Shares

Authorized number of shares	450,000
Number of shares issued	383,154.5
Total number of shareholders	24,713

Ten Major Shareholders

	Number of shares	Shareholding
NTT Communications Corporation	62,900	16.41%
Mizuho Trust & Banking Co., Ltd. (Pension trust account for ITOCHU Corporation)	59,850	15.62%
Mitsui & Co., Ltd.	53,642	14.00%
Sumitomo Corporation	45,085	11.76%
UFJ Trust Bank Ltd. (Trust account A)	33,526	8.75%
ITX Corporation	24,475	6.38%
ITOCHU Corporation	5,743	1.49%
The Mitsubishi Trust & Banking Corporation (Trust account)	4,639	1.21%
Japan Trustee Services Bank, Ltd. (Trust account)	3,315	0.86%
Mitsui Asset Trust & Banking Co., Ltd. (Trust account 2)	3,199	0.83%

Note: JSAT does not hold shares in any of the above companies.

Breakdown of Shareholders by Type



Financial institutions 0.33%
Foreign investors 0.35%
Securities companies, others 0.13%
Japanese corporations 1.48%
Individual investors 97.71%

Percentage of shareholders

Breakdown of Shares Held by Shareholder Type



Foreign investors 4.40%
Securities companies, others 1.42%
Financial institutions 31.74%
Japanese corporations 50.53%
Individual investors 11.91%

Percentage of shares

Shareholder Information

Fiscal year end:	March 31
Annual general meeting of shareholders:	June
Payment of dividends (dividend record date):	March 31 (September 30 when interim dividends are paid)
Publication for official announcements:	Nihon Keizai Shimbun
Transfer agent and handling office:	The Chuo Mitsui Trust and Banking Company, Limited. 33-1, Shiba 3-chome, Minato-ku, Tokyo 105-8574, Japan